FILED PURSUANT TO RULE 424(b)(1)
Registration No. 333-116706

PROSPECTUS

$115,000,000
REGAL-BELOIT CORPORATION
2.75% Convertible Senior Subordinated Notes Due 2024

        We issued $115,000,000 aggregate principal amount of our 2.75% Convertible Senior Subordinated Notes due 2024 in a private offering on April 5, 2004. Selling securityholders named in this prospectus may use this prospectus to resell from time to time their notes and the stock issuable upon conversion of their notes.

        We will pay interest on the notes on March 15 and September 15 of each year, beginning September 15, 2004. We will pay contingent cash interest for any specified six-month period commencing March 20, 2009 if the average trading price of a note during a five trading-day period preceding such six-month period equals 120% or more of the principal amount of the notes. The contingent cash interest payable per note in respect of any six-month period will equal 0.25% of the average trading price of a note for such five trading-day period.

        Each $1,000 principal amount of the notes will be convertible at the holder’s option into 39.1179 shares of our common stock, par value $.01 per share, subject to adjustment in some cases, prior to stated maturity only under the following circumstances: (1) during any fiscal quarter commencing after June 30, 2004 if the sale price of our common stock for at least 20 trading days in the 30 trading-day period ending on the last trading day of the preceding fiscal quarter exceeds 130% of the conversion price on that 30th trading day; (2) subject to some exceptions, during the five business day period after any five consecutive trading-day period in which the trading price per note for each day of that measurement period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes; (3) if we have called the notes for redemption; or (4) upon the occurrence of specified corporate transactions described in this prospectus. Upon conversion, we will have the right to deliver, in lieu of our common stock, cash or a combination of cash and shares of our common stock.

        Shares of our common stock are traded on the American Stock Exchange under the symbol “RBC.” The last sale price of our common stock reported on the American Stock Exchange on September 28, 2004 was $23.54 per share.

        We may redeem some or all of the notes for cash on or after March 20, 2009. A holder of the notes may require us to repurchase for cash all or a portion of the notes on March 15, 2009, 2014 or 2019, or, subject to specified exceptions, if we experience a fundamental change, as defined in this prospectus.

        The notes are our general unsecured obligations ranking junior in right of payment to all our existing and future senior debt.

        We will not receive any of the proceeds from the sale of the notes or the shares hereunder. The selling securityholders may offer the notes and the shares of common stock issuable upon their conversion through public or private transactions at prevailing market prices, or at privately negotiated prices. All costs, expenses and fees in connection with the registration of the notes and shares will be borne by us.

        The notes were initially sold to qualified institutional buyers. The notes are not listed on any securities exchange or included on any automated quotation system.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks. See “Risk Factors” beginning on page 8.

The date of this prospectus is October 1, 2004.

        In this prospectus, “REGAL-BELOIT,” “company,” “we,” “us,” and “our” refer to REGAL-BELOIT Corporation and its subsidiaries, except where the context otherwise requires or as otherwise indicated.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate as of the date on its respective covers, regardless of time of delivery of this prospectus or any sale of securities. Our business, financial condition, results of operations and prospects may have changed since those dates.

        We have registered the following trademarks, which are used in this prospectus: REGAL-BELOIT®, Electra-Gear®, Mastergear®, Leeson®, Marathon Electric® and Thomson Technology®. We also own the following trademarks and trade names, which are used in this prospectus: Lincoln Motors, Hub City, Grove Gear, Durst, Richmond Gear, Foote-Jones/Illinois Gear and Regal Cutting Tools.

SUMMARY

About this Prospectus

        This prospectus is part of a registration statement that REGAL-BELOIT filed with the Securities and Exchange Commission using a “shelf” registration or continuous offering process. Under this shelf prospectus, the selling securityholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities the selling securityholders may offer. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with this prospectus, and, in some cases, a prospectus supplement containing specific information about the selling securityholder and the terms of the offering. That prospectus supplement may include a discussion of any risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

        The following summary is qualified in its entirety by the more detailed information and historical consolidated financial statements, including the notes to those financial statements, incorporated by reference in this prospectus. Investors should carefully consider the information set forth under “Risk Factors.”

The Company

Overview

        We are a leading manufacturer and marketer of industrial electric motors, electric power generators and controls, mechanical motion control products, and cutting tools, serving markets predominantly in the United States as well as throughout the world. Our products are used in a variety of essential industrial applications, and we believe we have one of the most comprehensive product lines in the markets we serve. We sell our products using more than 20 recognized brand names through a multi-channel distribution model, which we believe provides us with a competitive selling advantage and allows us to more fully penetrate our target markets.

        Our business is organized in two segments: our electrical group, which represented approximately 71% of our 2003 net sales, and our mechanical group, which represented approximately 29% of our 2003 net sales. Our electrical group manufactures and markets a full line of alternating current (AC) and direct current (DC) industrial electric motors, electric power generators and controls, and electrical connecting devices. Our mechanical group manufactures and markets a broad array of mechanical products, including gears and gearboxes, marine transmissions, high-performance automotive transmissions and ring and pinions, manual valve actuators, and cutting tools. Original equipment manufacturers and end users in a variety of motion control and other industrial applications increasingly combine the types of electrical and mechanical products we offer. We seek to take advantage of this trend and to enhance our market penetration by leveraging cross-marketing and product line bundling opportunities between products in our electrical and mechanical groups.

        We sell our products directly to original equipment manufacturers and distributors across many markets. Our two business segments are divided into multiple business units, with each unit typically having its own branded product offering and sales organization. These sales organizations consist of varying combinations of our own internal direct sales people as well as exclusive and non-exclusive manufacturers’ representative organizations. We manufacture the vast majority of the products that we sell and have manufacturing, sales and distribution facilities throughout the United States and Canada as well as in Europe and the Far East, including two joint ventures and several strategic sourcing relationships in China.

        Our company has grown significantly through acquisitions, and maintaining our long-term rate of growth is dependent on continuing our acquisition strategy. Since 1980, our current management team has completed 23 acquisitions, all for cash, and successfully integrated the acquired businesses. We continuously evaluate potential acquisitions of complementary businesses, some of which could be material if completed. Although we do not currently have any agreement or commitment relating to new business acquisitions, we expect to make additional acquisitions in the future.

Our Competitive Strengths

        A Leader in Our Major Market Segments. We believe we are one of the largest producers of industrial electric motors in the United States. We offer more than 5,500 stock models and a wide assortment of custom AC and DC industrial electric motors ranging in size from sub-fractional to large integral horsepower. In addition, we believe that we are the leading electric generator manufacturer in the United States that is not affiliated with a diesel engine manufacturer. Furthermore, we believe that we are the leading manufacturer in the United States of worm gear drives and bevel gear drives.

        Comprehensive Product Offering and Leading Brands. We believe we offer one of the most comprehensive product lines in our markets. This breadth of product offering enables us to provide a “one-stop shop” for our customers, who increasingly require complete electrical and mechanical motion control solutions, including electric motors, gearboxes and drives. Many of our brands have an extensive history and are known for their quality, reliability and performance, including Marathon Electric, Leeson Electric, Lincoln Motors, Thomson Technology, Hub City, Grove Gear, Mastergear, Foote-Jones/Illinois Gear, Durst, Electra-Gear, Richmond Gear and Regal Cutting Tools. We believe that our brand identity has created customer loyalty and helps us capture additional business, as well as maintain existing business, particularly as our customers look to procure equipment from fewer manufacturers.

        Broad and Diverse Customer Base. We offer products to customers in dozens of industries with no significant exposure to any one industry or any one customer. We distribute our products almost equally to original equipment manufacturers and distributors, many of whom have different purchasing patterns and varying sensitivities to changes in the economy. In 2003, no customer accounted for more than 3% of our net sales, and the top ten customers accounted for less than 12% of our net sales. In addition, we believe that a portion of our sales is tied to replacement demand, helping to offset varying demand within the original equipment manufacturer sector.

        Multi-Channel/Multi-Brand Distribution Model. We use the strength of each of our brand names and sales organizations to reach many customers across a multitude of markets. Each of our business units maintains its own branded product offering and its own sales and marketing organization, which we believe provides us deeper market penetration and enhances cross-marketing opportunities.

        Rapid Response Capabilities. We focus on providing unparalleled customer service and the timely delivery of both stock and custom products. Our business units focus on coordinating their sales, application engineering and manufacturing capabilities to compress the lead time necessary to produce stock and, importantly, custom products. In many cases, we have reduced the lead time for the delivery of custom products from weeks to days or even hours. Our vertically integrated manufacturing operations, including our own cast iron foundry and aluminum die casting and steel stamping operations, are an important element of our rapid response capabilities. In addition, we have an extensive internal logistics operation that consists of our own fleet of semi-tractors and semi-trailers and a network of distribution facilities with the capability to modify stock products to quickly meet specific custom requirements in many instances. This operation reduces the risk of interruptions in our delivery schedules, further improves our customer service and response times, and lowers our overall distribution costs.

        Product Development Focus. Each of our business units has its own product development and design teams that continuously enhance our existing products and develop new products for our growing base of customers that require custom solutions. We believe we have one of the electric motor industry’s most sophisticated product development and testing laboratories. We believe these capabilities provide a significant competitive advantage in the development of high quality motors and electric generators incorporating leading design characteristics such as low vibration, low noise, improved safety, reliability and enhanced energy efficiency.

        Ability to Complete and Integrate Strategic Acquisitions. We are a consolidator in our fragmented markets and will continue to pursue complementary strategic acquisitions to grow our business. We have a proven track record of acquiring complementary businesses and products lines, integrating their activities into our organization and aggressively managing their cost structures to reduce waste and unnecessary expenditures.

        Experienced Management Team. Our senior management team has significant experience in industrial manufacturing, marketing and sales. Our chief executive officer and chief operating officer have together provided leadership for the company for over 23 years. In addition, this team is skilled in the acquisition and integration of businesses, aggressive cost management, and efficient manufacturing techniques, all of which represent activities that are critical to our long-term growth strategy.

Corporate Information

        Our principal executive offices are located at 200 State Street, Beloit, Wisconsin 53511-6254, and our telephone number is (608) 364-8800. Our website address is www.regal-beloit.com. However, the information contained on our website is not part of this prospectus.

The Offering

Issuer	REGAL-BELOIT Corporation.

Securities Offered	$115,000,000 aggregate principal amount of 2.75% Convertible Senior Subordinated Notes due 2024 and the shares of common stock that may be issued upon conversion of the notes.

Maturity Date	March 15, 2024, unless earlier converted, redeemed or repurchased.

Ranking	The notes are our general unsecured obligations and rank junior in right of payment to all of our existing and future senior debt. The indenture for the notes does not restrict the amount of senior debt or other indebtedness that we or any of our subsidiaries can incur. At June 29, 2004, our senior debt totaled approximately $99.8 million. See "Description of the Notes-- Subordination." At June 29, 2004, we had no outstanding debt that would rank junior to the notes. The notes are not guaranteed by any of our subsidiaries and, accordingly, the notes are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors. As of June 29, 2004, our subsidiaries had indebtedness of approximately $4.4 million, excluding other liabilities of approximately $134.2 million and intercompany indebtedness.

Interest	We will pay interest on the notes on March 15 and September 15 of each year, beginning September 15, 2004. In addition, we may be required to pay contingent interest, as set forth below under "Description of the Notes-- Contingent Interest."

Contingent Interest	We will pay contingent interest to the holders of notes for any six-month period from March 15 to September 14 and from September 15 to March 14, commencing with the period beginning March 20, 2009 and ending September 14, 2009, if the average trading price of a note for the five trading days ending on the third trading day immediately preceding the relevant six-month period equals or exceeds 120% of the principal amount of the notes.

The amount of contingent interest payable per note in respect of any six-month period will equal 0.25% of the average trading price of a note for the five trading-day period referred to above. Such payments will be paid on the interest payment date immediately following the last day of the relevant six-month period.

Conversion Rights	You may convert your notes prior to stated maturity only under any of the following circumstances:

•	during any fiscal quarter commencing after June 30, 2004, if the closing sale price of our common stock for at least 20 trading days in the 30 trading-day period ending on the last trading day of the preceding fiscal quarter is more than 130% of the conversion price on that 30th trading day;

•	during the five business day period after any five consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of notes for each day of that measurement period was less than 98% of the product of the closing sale price of our common stock on such day and the number of shares issuable upon conversion of $1,000 principal amount of the notes; provided, however, if you convert your notes in reliance on this subsection on any trading day during such measurement period the closing sale price of shares of our common stock was between 100% and 130% of the average conversion price of the notes on such day you will receive, in lieu of common stock based on the conversion rate, cash or common stock or a combination of cash and common stock, at our option, with a value equal to the principal amount of the notes plus accrued and unpaid interest, if any, including contingent interest, if any, and liquidated damages, if any, as of the conversion date;

•	if we have called those notes for redemption; or

•	upon the occurrence of specified corporate transactions described under "Description of the Notes -- Conversion Rights."

For each $1,000 principal amount of notes surrendered for conversion, you will receive 39.1179 shares of our common stock. This represents an initial conversion price of approximately $25.56 per share of common stock. As described in "Description of the Notes-- Conversion Rate Adjustments," the conversion rate may be adjusted for some reasons.

Upon conversion, you will not receive any cash payment representing accrued and unpaid interest, if any, or accrued and unpaid contingent interest, if any. Instead, any such amounts will be deemed paid by the common stock received by you on conversion.

Upon conversion, we will have the right to deliver, in lieu of our common stock, cash or a combination of cash and shares of our common stock.

Notes called for redemption may be surrendered for conversion until the close of business on the business day prior to the redemption date.

Sinking Fund	None.

Optional Redemption by Us	We may not redeem the notes prior to March 20, 2009. We may redeem some or all of the notes for cash on or after March 20, 2009, upon at least 30 days but not more than 60 days notice by mail to holders of notes at the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, and accrued and unpaid contingent interest, if any, and accrued and unpaid liquidated damages, if any, to the redemption date.

Repurchase of Notes by Us at the Option of the Holder	You may require us to repurchase for cash all or a portion of your notes on March 15, 2009, March 15, 2014 and March 15, 2019 at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, accrued and unpaid contingent interest, if any, and accrued and unpaid liquidated damages, if any, to the date of repurchase.

Repurchase of Notes by Us at the Option of the Holder Upon a Fundamental Change	Upon a fundamental change, as defined under "Description of the Notes-- Repurchase of the Notes at the Option of the Holders Upon a Fundamental Change," you may require us, subject to certain conditions, to repurchase for cash all or a portion of your notes. We will pay a repurchase price equal to 100% of the principal amount of the notes plus accrued interest, if any, accrued contingent interest, if any, and accrued and unpaid liquidated damages, if any, to the repurchase date.

United States Federal Income Tax Considerations	We and each holder agree in the indenture to treat the notes as contingent payment debt instruments for U.S. federal income tax purposes. As a holder of notes, you will be deemed to have agreed to accrue original issue discount on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a noncontingent, nonconvertible borrowing with comparable structural terms, which we have determined is 8.75%, compounded semi-annually, even though the notes will have a lower stated interest rate. You may recognize taxable income in each year significantly in excess of interest payments (whether fixed or contingent) actually received that year. Additionally, you will generally be required to recognize ordinary income on the gain, if any, realized on a sale, exchange, conversion or redemption of the notes. In the case of a conversion, this gain will be measured by the fair market value of the stock received. You should consult your tax advisors as to the United States federal, state, local or other tax consequences of acquiring, owning and disposing of the notes and our common stock. See "Certain Material U.S. Federal Income Tax Considerations."

Use of Proceeds	We will not receive any proceeds from the sale by selling securityholders of the notes or shares of common stock issuable upon conversion of the notes.

Trustee, Paying Agent and Conversion Agent	U.S. Bank National Association

Form, Denomination and Registration	The notes were issued in fully registered, book-entry form in denominations of $1,000 principal amount and integral multiples thereof. The notes are represented by one or more global notes, deposited with the trustee as custodian for The Depository Trust Company and registered in the name of Cede & Co., DTC's nominee. See "Description of the Notes-- Form, Denomination and Registration."

Listing and Trading	The notes are not listed on any national securities exchange or included in any automated quotation system. The notes, however, are designated for inclusion in the PORTAL(R) Market. Our common stock is traded on the American Stock Exchange under the symbol "RBC."

RISK FACTORS

        Before making an investment in the notes, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference in this prospectus. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of the notes and our common stock could decline, and you may lose all or part of the money you paid to buy the notes.

Risks Related to Our Business

Cyclicality adversely affects us.

        Our business is cyclical and dependent on industrial and consumer spending and is therefore impacted by the strength of the economy generally, interest rates and other factors. Economic factors adversely affecting original equipment manufacturer production and consumer spending could adversely impact us. During periods of expansion in original equipment manufacturer production, we generally have benefited from increased demand for our products. Conversely, during recessionary periods, we have been adversely affected by reduced demand for our products.

We operate in highly competitive electric motor, power generation and mechanical motion control markets.

        The electric motor, power generation and mechanical motion control markets are highly competitive. Some of our competitors are larger and have greater financial and other resources than we do. In addition, with respect to certain of our products, we compete with divisions of our original equipment manufacturer customers. There can be no assurance that our products will be able to compete successfully with the products of these other companies.

        The failure to obtain new business from new products or to retain or increase business with redesigned existing or customized products could also adversely affect our business. It may be difficult in the short-term for us to obtain new sales to replace any unexpected decline in the sale of existing or customized products. We may incur significant expense in preparing to meet anticipated customer requirements, which may not be recovered.

        There is substantial and continuing pressure from the major original equipment manufacturers and larger distributors to reduce costs, including the cost of products purchased from outside suppliers such as us. As a result of the cost pressures of our customers, our ability to compete depends in part on our ability to generate production cost savings and, in turn, find reliable, cost effective outside suppliers to manufacture and source components of our products. If we are unable to generate sufficient production or sourcing cost savings in the future to offset price reductions, then our gross margin could be adversely affected.

We may be adversely impacted by an inability to identify acquisition candidates.

        A substantial portion of our growth in the past five years has come through acquisitions, and an important part of our growth strategy is based upon acquisitions. We may not be able to identify and successfully negotiate suitable acquisitions, obtain financing for future acquisitions on satisfactory terms or otherwise complete acquisitions in the future. If we are unable to successfully complete acquisitions, our ability to significantly grow our company will be limited.

Our future success depends on our ability to integrate effectively acquired companies and manage our growth.

        Our growth through acquisitions has placed, and will continue to place, significant demands on our management and operational and financial resources. Realization of the benefits of acquisitions often requires integration of some or all of the acquired companies’ sales and marketing, distribution, manufacturing, engineering, finance and administrative organizations. The integration of the companies will demand substantial attention from senior management and the management of the acquired companies. In addition, we are continuing to pursue new acquisitions, some of which could be material to our business if completed. We cannot assure you that we will be able to integrate successfully our recent acquisitions or any future acquisitions, that these acquired companies will operate profitably, or that we will realize the potential benefits from these acquisitions.

Our leverage could adversely affect our financial health and make us vulnerable to adverse economic and industry conditions.

        We have incurred indebtedness that is substantial relative to our shareholders’ investment. As of June 29, 2004, we had $394.7 million of consolidated debt outstanding and $214.8 million of shareholders’ investment. Our indebtedness has important consequences. For example, it could:

•	make it difficult for us to fulfill our obligations under our credit and other debt agreements;

•	make it more challenging for us to obtain additional financing to fund our business strategy and acquisitions, debt service requirements, capital expenditures, and working capital;

•	increase our vulnerability to interest rate changes and general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the availability of our cash flow to finance acquisitions and to fund working capital, capital expenditures, research and development efforts and other general corporate activities;

•	limit our flexibility in planning for, or reacting to, changes in our business and our markets; and

•	place us at a competitive disadvantage relative to our competitors that have less debt.

        In addition, our credit facility requires us to maintain specified financial ratios and satisfy certain financial condition tests, which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. If an event of default under our credit facility occurs, then the lenders could elect to declare all amounts outstanding under the credit facility, together with accrued interest, to be immediately due and payable.

Our dependence on, and the price of, raw materials may adversely affect our profits.

        The principal raw materials used to produce our products are sourced on a global or regional basis, and the prices of those raw materials are susceptible to price fluctuations due to supply/demand trends, transportation costs, government regulations and tariffs, changes in currency exchange rates, price controls, the economic climate and other unforeseen circumstances. If we are unable to pass on raw materials price increases to our customers, our future profitability may be materially adversely affected.

Goodwill comprises a significant portion of our total assets, and if we determine that goodwill has become impaired in the future, net income in such years may be materially and adversely affected.

        As of June 29, 2004, approximately $311 million, or 40.6%, of our total assets and 78.8% of our shareholders’ investment represent goodwill. Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations accounted for under the purchase method. Through December 31, 2001, we amortized the cost of goodwill and other intangibles on a straight-line basis over the estimated periods benefited ranging from 5 to 40 years with the amount amortized in a particular period constituting a non-cash expense that reduced our net income. On January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangibles”, and discontinued the amortization of goodwill. We now review goodwill and other intangibles annually for impairment and any excess in carrying value over the estimated fair value is charged to the results of operations. A reduction in net income resulting from the write down or impairment of goodwill would affect financial results and could have a material and adverse impact upon the market price of our common stock.

We may be adversely effected by environmental, health and safety laws and regulations.

        We are subject to various laws and regulations relating to the protection of the environment and human health and safety and have incurred and will continue to incur capital and other expenditures to comply with these regulations. Failure to comply with any environmental regulations could subject us to future liabilities, fines or penalties or the suspension of production. In addition, we are currently involved in some remediation activities at certain sites, none of which we believe are material. In the event of the imposition of additional cleanup obligations at these or other sites or more stringent environmental laws in the future, we could be adversely affected.

Risks Related to Our Common Stock

We have implemented and Wisconsin law contains anti-takeover provisions that may adversely affect the rights of holders of our common stock.

        Our articles of incorporation contain provisions that could have the effect of discouraging or making it more difficult for someone to acquire us through a tender offer, a proxy contest or otherwise, even though such an acquisition might be economically beneficial to our shareholders. These provisions include a board of directors divided into three classes of directors serving staggered terms of three years each and the removal of directors only for cause and only with the affirmative vote of a majority of the votes entitled to be cast in an election of directors. These provisions may make the removal of management more difficult, even in cases where removal would be favorable to the interests of our shareholders. See “Description of Capital Stock — Certain Anti-Takeover Provisions.”

        Each currently outstanding share of our common stock includes, and each newly issued share of our common stock will include, a common share purchase right. The rights are attached to and trade with the shares of common stock and generally are not exercisable. The rights will become exercisable if a person or group acquires, or announces an intention to acquire, 15% or more of our outstanding common stock. The rights have some anti-takeover effects and generally will cause substantial dilution to a person or group that attempts to acquire control of us without conditioning the offer on either redemption of the rights or amendment of the rights to prevent this dilution. The rights could have the effect of delaying, deferring or preventing a change of control. See “Description of Capital Stock — Common Share Purchase Rights.”

        We are subject to the Wisconsin Business Corporation Law, which contains several provisions that could have the effect of discouraging non-negotiated takeover proposals or impeding a business combination. These provisions include:

•	requiring a supermajority vote of shareholders, in addition to any vote otherwise required, to approve business combinations not meeting adequacy of price standards;

•	prohibiting some business combinations between us and an interested shareholder for a period of three years, unless the combination was approved by our board of directors prior to the time the shareholder became a 10% or greater beneficial owner of our shares or under some other circumstances;

•	limiting actions that we can take while a takeover offer for us is being made or after a takeover offer has been publicly announced; and

•	limiting the voting power of shareholders who own more than 20% of our stock.

Risks Related to the Notes

The notes are subordinated in right of payment to our other senior indebtedness and may be subordinated in right of payment to future subordinated indebtedness.

        The notes are unsecured obligations subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all our senior indebtedness has been paid. As of June 29, 2004, we had $99.8 million in outstanding senior indebtedness. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. In addition, the indenture does not prevent us from issuing notes that are subordinated in right of payment to our senior indebtedness, yet senior in right of payment to the notes, the issuance of which could further affect our ability to pay obligations on the notes as described above.

The notes are effectively subordinated to existing and future indebtedness and other liabilities of our subsidiaries.

        We derive a substantial portion of our revenues from, and hold some of our assets through, our subsidiaries. As a result, we may rely in part upon distributions and advances from our subsidiaries in order to assist us in meeting our payment obligations under the notes and our other obligations. In general, these subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due on our debt securities, including the notes, or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or otherwise. Our right to receive any assets of any subsidiary in the event of a bankruptcy or liquidation of the subsidiary, and therefore the right of our creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any subsidiary, our rights as a creditor would be subordinated to any indebtedness of that subsidiary senior to that held by us, including secured indebtedness to the extent of the assets securing such indebtedness. As of June 29, 2004, our subsidiaries had outstanding indebtedness of approximately $4.4 million, excluding other liabilities of approximately $134.2 million and intercompany indebtedness.

We may not have the funds necessary to repurchase the notes when required by holders.

        Each holder of the notes may require us to repurchase for cash all or a portion of that holder’s notes on March 15, 2009, 2014, 2019 or, if a “fundamental change,” as defined in the indenture, of REGAL-BELOIT Corporation occurs. A “fundamental change” also may constitute an event of default under, and result in the acceleration of the maturity of, indebtedness under another indenture or other indebtedness that we may incur in the future. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the purchase price for the notes tendered by holders. Failure by us to repurchase the notes when required will result in an event of default with respect to the notes.

Our stock price, and therefore the price of the notes, may be subject to significant fluctuations and volatility.

        The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for non convertible debt securities that we issue. Among the factors that could affect our common stock price are those discussed above under “— Risks Related to Our Business” as well as:

•	quarterly fluctuation in our operating income and earnings per share results;

•	decline in demand for our products;

•	significant strategic actions by our competitors, including new product introductions or technological advances;

•	fluctuations in interest rates;

•	cost increases in energy, raw materials or labor;

•	changes in revenue or earnings estimates or publication of research reports by analysts; and

•	domestic and international economic and political factors unrelated to our performance.

        In addition, the stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock and of the notes.

The trading prices for the notes are directly affected by the trading prices for our common stock, which are impossible to predict.

        The price of our common stock could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the notes.

The conditional conversion feature of the notes could result in you not receiving the value of the common stock into which the notes are convertible.

        The notes are convertible into common stock only if specific conditions are met. If the specific conditions for conversion are not met, you may not be able to receive the value of the common stock into which your notes would otherwise be convertible.

You should consider the United States federal income tax consequences of owning notes.

        Under the indenture, we will agree, and beneficial owners of the notes, by their purchase of notes, will be deemed to have agreed, to treat the notes for U.S. federal income tax purposes as indebtedness that is subject to the regulations governing contingent payment debt instruments. The discussion below, and the discussion under the heading “Certain Material U.S. Federal Income Tax Considerations,” assume that the notes will be so treated. However, the U.S. federal income tax characterization of the notes is uncertain and, thus, we cannot assure you that the Internal Revenue Service will not assert that the notes should be treated in a different manner. Such an alternative characterization could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes.

        In general, a beneficial owner of notes who is a United States Holder, as defined below under “Certain Material U.S. Federal Income Tax Considerations — Tax Consequences to United States Holders,” will be required to include interest in excess of the stated interest paid on the notes in its gross income for U.S. federal income tax purposes, regardless of whether such owner uses the cash or accrual method of tax accounting.

        Each holder of notes will recognize a gain or loss on the sale, exchange, conversion or retirement of a note in an amount equal to the difference between the amount realized on the sale, exchange, conversion or retirement, including the fair market value of any common stock received upon conversion or otherwise, and the holder’s adjusted tax basis in the notes. Any gain recognized by a holder on the sale, exchange, conversion or retirement of a note generally will be ordinary interest income; any loss generally will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. Please consult your own tax advisors as to the U.S. federal, state, local or other tax consequences of acquiring, owning and disposing of the notes. A summary of the U.S. federal income tax consequences of ownership of the notes is described in this prospectus under the heading “Certain Material U.S. Income Tax Considerations.”

There may be no public market for the notes.

        We have not applied and do not intend to apply for listing of the notes on any securities exchange or any automated quotation system. We cannot be sure that any market for the notes will develop, or if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price and liquidity of the notes could be adversely affected.

If you are able to resell your notes, many other factors may affect the price you receive, which may be lower than you believe to be appropriate.

        If you are able to resell your notes, the price you receive will depend on many other factors that may vary over time, including:

•	the number of potential buyers;

•	the level of liquidity of the notes;

•	ratings published by major credit rating agencies;

•	our financial performance;

•	the amount of indebtedness we have outstanding;

•	the level, direction and volatility of market interest rates generally;

•	the market for similar securities;

•	the redemption and repayment features of the notes to be sold; and

•	the time remaining to the maturity of your notes.

As a result of these factors, you may only be able to sell your notes at prices below those you believe to be appropriate, including prices below the price you paid for them.

The conversion rate of the notes may not be adjusted for all dilutive events.

        The conversion rate of the notes is subject to adjustment for some events, including the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, certain cash dividends and certain tender or exchange offers as described under “Description of the Notes — Conversion Rights — Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock. There can be no assurance that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

You may have to pay taxes with respect to distributions on our common stock that you do not receive.

        The conversion rate of the notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. See “Description of the Notes — Conversion Rights — Conversion Rate Adjustments.” If the conversion rate is adjusted as a result of a distribution that is taxable to our common stock holders, such as a cash dividend in excess of $0.12 per share, you would be required to include an amount in income for federal income tax purposes, notwithstanding the fact that you do not actually receive such distribution. The amount that you would have to include in income will generally be equal to the amount of the distribution, or in the case of a cash dividend, the amount of the dividend in excess of $0.12 per share, that you would have received if you had settled the purchase contract and purchased our common stock. See “Certain Material U.S. Federal Income Tax Considerations.”

The notes do not restrict our ability to incur additional debt or to take other action that could negatively impact holders of the notes.

        We are not restricted under the terms of the indenture and the notes from incurring additional indebtedness or securing indebtedness other than the notes. In addition, the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt, secure existing or future debt and take a number of other actions that are not limited by the terms of the indenture and the notes could have the effect of diminishing our ability to make payments on the notes when due. In addition, we are not restricted from repurchasing subordinated indebtedness or common stock by the terms of the indenture and the notes.

Our financial performance and other factors could adversely impact our ability to make payments on the notes.

        Our ability to make scheduled payments with respect to our indebtedness, including the notes, will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

Conversion of the notes will dilute the ownership interest of existing shareholders, including holders who had previously converted their notes.

        The conversion of some or all of the notes will dilute the ownership interests of existing shareholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

        If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your notes and, in limited cases, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our articles or incorporation or by-laws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference in the prospectus contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our management’s judgment regarding future events. In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “plan,” “expect,” “anticipate,” “estimate,” “believe,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other words of similar import, although some forward-looking statements are expressed differently. All statements other than statements of historical fact included in this offering memorandum and the documents incorporated by reference in this prospectus regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that results and events could differ materially and adversely from those contained in the forward-looking statements due to a number of factors, including:

•	cyclical downturns affecting the markets for capital goods;

•	substantial increases in interest rates that impact the cost of our outstanding debt;

•	the success of our management in increasing sales and maintaining or improving the operating margins of the our businesses;

•	the availability of or material increases in the costs of select raw materials or parts;

•	actions taken by our competitors;

•	our ability to satisfy various covenant requirements under our existing credit facility; and

•	other risks and uncertainties described from time to time in our reports filed with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2003 and our subsequent reports, which we have incorporated by referenced in this prospectus.

        You should also consider carefully the statements set forth in the section entitled “Risk Factors” of this prospectus, which addresses these and additional factors that could cause results or events to differ from those set forth in the forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. The forward-looking statements included in this prospectus are made only as of the date of this prospectus, and we undertake no obligation to update these statements to reflect subsequent events or circumstances.

USE OF PROCEEDS

        We will not receive any proceeds from the sale by any selling securityholders of the notes or shares of common stock issuable upon conversion of the notes.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated:

Year Ended December 31,					Six Months Ended
1999	2000	2001	2002	2003	June 29, 2004

6.81	4.27	2.33	4.03	5.23	6.19

PRICE RANGE OF COMMON STOCK

        Our common stock is quoted on the American Stock Exchange under the symbol "RBC." The following table sets forth, for the periods indicated, the intra-day high and low bid prices for our common stock. On September 28, 2004, the last sale price for our common stock reported on the American Stock Exchange was $23.54 per share.

	Common Stock Price
	High	Low
2004
First Quarter	$23.20	$19.41
Second Quarter	21.50	19.14
Third Quarter (through September 28, 2004)	24.33	20.40
2003
First Quarter	$21.75	$14.96
Second Quarter	21.64	15.05
Third Quarter	24.45	18.48
Fourth Quarter	23.07	19.20
2002
First Quarter	$26.85	$20.60
Second Quarter	29.31	21.35
Third Quarter	24.21	16.00
Fourth Quarter	21.12	15.75

DIVIDEND POLICY

        In 2002 and 2003 and the first two quarters of 2004, we paid quarterly cash dividends of $0.12 per share on our common stock.

        We have paid cash dividends in each of the preceding 176 quarterly periods through July 2004. We currently expect to declare and pay dividends on a regular basis at the current rate. However, the payment and amount of future dividends is at the discretion of our board of directors and will depend upon future earnings, capital requirements, our general financial condition, general business conditions and other factors.

DESCRIPTION OF THE NOTES

        We issued $115,000,000 aggregate principal amount of the notes under an indenture, dated as of April 5, 2004, between us and U.S. Bank National Association, a national banking association, as trustee. U.S. Bank National Association also is acting as paying agent, conversion agent and calculation agent for the notes. The indenture has been filed as an exhibit to the registration statement, of which this prospectus is a part. The following description is only a summary of the material provisions of the notes and the indenture. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the notes.

        When we refer to “REGAL-BELOIT Corporation,” “REGAL-BELOIT,” “we,” “our” or “us” in this section, we refer only to REGAL-BELOIT Corporation, a Wisconsin corporation, and not its subsidiaries.

Brief Description of the Notes

        The notes offered hereby are the general unsecured and subordinated obligations of REGAL-BELOIT, ranking junior in right of payment to all of our existing and future Senior Debt. As indebtedness of REGAL-BELOIT, the notes are effectively subordinated to all indebtedness and liabilities of our subsidiaries. The notes are convertible into our common stock initially at a conversion rate of 39.1179 shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $25.56 per share), under the conditions and subject to such adjustments as are described under “— Conversion Rights.”

        The notes are due on March 15, 2024, unless earlier converted, redeemed by us at our option or repurchased by us at your option.

        The notes bear interest from April 5, 2004 at a rate of 2.75% per annum, payable on each March 15 and September 15, beginning September 15, 2004. In addition, the notes will bear contingent interest which may be payable as set forth below under “— Contingent Interest.”

        The notes will be redeemable at our option in whole or in part beginning on March 20, 2009 upon the terms set forth under “— Optional Redemption by Us” and will be subject to repurchase by us for cash at your option on March 15, 2009, 2014 and 2019 or upon a fundamental change, upon the terms and at the repurchase prices set forth below under “— Repurchase of Notes at the Option of Holders” and “— Repurchase of Notes at the Option of the Holders Upon a Fundamental Change.”

        The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities, including our common stock. The indenture also does not protect you in the event of a highly leveraged transaction or a fundamental change of REGAL-BELOIT, except to the extent described under “— Repurchase of Notes at the Option of the Holders Upon a Fundamental Change” below.

        No sinking fund is provided for the notes and the notes will not be subject to defeasance. The notes will be issued only in registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof.

        You may present definitive notes for conversion and registration of transfer and exchange at our office or agency in New York City, which is currently the principal corporate trust office of the trustee currently located at 100 Wall Street, Suite 1600, New York, New York 10005. For information regarding conversion, registration of transfer and exchange of global notes, see “— Form, Denomination and Registration.” No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

        We will make all payments on global notes to The Depository Trust Company, or DTC, in immediately available funds.

Subordination

        The notes are subordinate in right of payment to all Obligations in respect of our existing and future Senior Debt. The indenture does not restrict the amount of Senior Debt or other Indebtedness that we or any of our subsidiaries may incur. The notes are also senior in right of payment to all of our obligations that may be designated as subordinate to the notes, if any. At June 29, 2004, we had no outstanding debt that would rank junior to the notes. As of June 29, 2004, the notes were subordinated to $99.8 million of Senior Debt, including $4.4 million of outstanding debt of our subsidiaries, excluding other liabilities of approximately $134.2 million and intercompany indebtedness, all of which is structurally senior to the notes. Our obligations under the Credit Agreement are guaranteed by three of our subsidiaries, Leeson Electric Corporation, Hub City, Inc. and Marathon Electric Manufacturing Corporation.

        The payment of the principal of, interest on or any other amounts due on the notes is subordinated in right of payment to the prior payment in full of all of our existing and future Senior Debt. No payment on account of principal of, redemption of, interest on or any other amounts due on the notes, including, without limitation, any payments on the fundamental change repurchase right, and no redemption, repurchase or other acquisition of the notes may be made (except in our common stock) if:

•	a default in the payment of any Designated Senior Debt occurs and is continuing beyond any applicable period of grace (called a "Payment Default"); or

•	a default other than a Payment Default occurs and is continuing that permits the holders of any Designated Senior Debt to accelerate its maturity, and the trustee receives a notice of such default (called a “Payment Blockage Notice”) from us or any other person permitted to give such notice under the indenture (called a “Non-Payment Default”).

        We may resume payments and distributions on the notes:

•	in case of a Payment Default, upon the date on which such default is cured or waived or ceases to exist; and

•	in the case of a Non-Payment Default, upon the earliest of the date on which such Non-Payment Default is cured or waived or ceases to exist or 179 days from the date the Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated, in which case the immediately preceding bullet point shall become applicable.

        Notwithstanding the foregoing, not more than one Payment Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Debt during such period. No Non-Payment Default which existed or was continuing on the date a Payment Blockage Notice is received with respect to the Designated Senior Debt whose holders delivered the Payment Blockage Notice may be made the basis of the commencement of a subsequent Payment Blockage Period by the holders of such Senior Debt, whether or not within a period of 360 consecutive days, unless the default has been cured or waived for a period of not less than 90 consecutive days.

        Upon any distribution of our assets in connection with any dissolution, winding-up, liquidation or reorganization of us, any bankruptcy, insolvency, receivership or similar proceeding relating to us or our property, or in any assignment for the benefit of our creditors or any marshaling of our assets and liabilities or upon an acceleration of the principal amount due on the notes because of any Event of Default, all Obligations in respect of Senior Debt must be paid in full in cash before the holders of the notes are entitled to any payments whatsoever. Until all Obligations with respect to Senior Debt are paid in full in cash, any distribution to which the holders of the notes would be entitled will be made to the holders of Senior Debt.

        As a result of these subordination provisions, in the event of our insolvency, holders of the notes may recover ratably less than the holders of our Senior Debt and our general creditors.

        If the payment of the notes is accelerated because of an Event of Default, we or the trustee shall promptly notify the holders of Senior Debt or the trustee(s) for the Senior Debt of the acceleration. We may not pay the notes until five days after the holders or trustee(s) of Senior Debt receive notice of the acceleration and, after which we may pay the notes only if the subordination provisions of the indenture otherwise permit payment at that time.

        If the trustee or any holder of notes receives any payment or distribution of our assets of any kind in contravention of any of the terms of the indenture, whether in cash, property or securities, including, without limitation by way of set-off or otherwise, in respect of the notes before all Obligations in respect of Senior Debt are paid in full, then the payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Debt, and will be immediately paid over or delivered to the holders of Senior Debt or their representative or representatives to the extent necessary to make payment in full of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Debt.

        The notes are our exclusive obligations. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, depends upon the earnings of those subsidiaries and are subject to various business considerations.

        Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) is effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.

        The indenture does not limit the amount of additional indebtedness, including Senior Debt, which we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness and other liabilities which any subsidiary can create, incur, assume or guarantee.

        “Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

        “Credit Agreement” means the Credit Agreement, dated September 29, 2000, among REGAL-BELOIT Corporation and each of the banks party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, renewed, supplemented, extended or otherwise modified from time to time (including to increase the amount of available credit), and all direct and indirect refundings, refinancings and replacements of all or any part thereof.

        “Designated Senior Debt” means (i) any Indebtedness from time to time outstanding under the Credit Agreement and (ii) any other Senior Debt the principal amount of which is $25 million or more and that has been designated by us as “Designated Senior Debt”.

        “Exchange Rate Contract” means, with respect to any person, any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate collar agreements, exchange rate insurance and other agreements or arrangements, or combination thereof, the principal purpose of which is to provide protection against fluctuations in currency exchange rates. An Exchange Rate Contract may also include an Interest Rate Agreement.

        “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, which are applied on a consistent basis.

        “Guarantee” means a guarantee, other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner, including, without limitation, letters of credit and reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

        “Indebtedness” means, with respect to any person, any indebtedness of such person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit, or reimbursement agreements in respect thereof, or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property, including pursuant to sale-and-leaseback transactions, or representing any hedging obligations under an Exchange Rate Contract or an Interest Rate Agreement, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness, other than obligations under an Exchange Rate Contract or an Interest Rate Agreement, would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP, and also includes, to the extent not otherwise included, the Guarantee of items which would be included within this definition. The amount of any Indebtedness outstanding as of any date shall be the accreted value thereof, in the case of any Indebtedness issued with original issue discount. Indebtedness shall not include liabilities for taxes of any kind.

        “Interest Rate Agreement” means, with respect to any person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement the principal purpose of which is to protect the party indicated therein against fluctuations in interest rates.

        “Obligations” means any principal, interest (including interest accruing after the commencement of any bankruptcy, reorganization, insolvency or similar proceeding related to us or any of our subsidiaries, whether or not allowed or allowable as a claim in such proceeding), penalties, fees, indemnifications, reimbursements, damages and other monetary obligations payable under or in respect of the documentation governing any Indebtedness.

        “Senior Debt” with respect to us means Indebtedness of ours arising under the Credit Agreement or any other Indebtedness of ours, whether outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed by us.

        Notwithstanding anything to the contrary in the foregoing, Senior Debt shall not include: (a) Indebtedness for amounts owed by us for compensation to employees, or for goods or materials purchased or for services obtained in the ordinary course of business; (b) our Indebtedness to any of our subsidiaries or (c) our Indebtedness that expressly provides that it shall not be senior in right of payment to the notes or expressly provides that it is on the same basis or junior to the notes.

Interest

        The notes bear interest at a rate of 2.75% per annum from April 5, 2004 on the principal amount outstanding. We will also pay contingent interest on the notes in the circumstances described under “— Contingent Interest.” We will pay interest semiannually on March 15 and September 15 of each year, beginning September 15, 2004, to the holders of record at the close of business on the preceding February 28 (or February 29 in such year as there is a February 29) and August 31, respectively. There is one exception to the preceding sentence:

•	In general, we will not pay accrued and unpaid interest, including contingent interest, if any, on any notes that are converted into our common stock. Instead, accrued interest, including contingent interest, if any, will be deemed paid by the delivery of common stock received by holders on conversion. If you surrender notes for conversion after a record date for an interest payment but before the corresponding interest payment date, you will receive on that interest payment date accrued and unpaid interest, including contingent interest, if any, on those notes, notwithstanding your conversion of those notes prior to that interest payment date, because you will have been the holder of record on the applicable record date. However, in such case, at the time you surrender notes for conversion, you must pay to us an amount equal to the interest that has accrued, including contingent interest, if any, and that will be paid on the related interest payment date. The preceding sentence does not apply, however, if (1) we have specified a redemption date that is after a record date for an interest payment but on or before the corresponding interest payment date, (2) we have specified a repurchase date following a fundamental change that is during such period or (3) any overdue interest exists at the time of conversion with respect to the notes converted. Accordingly, under these circumstances you will not be required to pay us, at the time that you surrender those notes for conversion, the amount of interest, including contingent interest, if any, you will receive on the interest payment date.

        Except as provided below, we will pay interest, including contingent interest, if any, on:

•	global notes to DTC in immediately available funds;

•	any definitive notes having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of those notes; and

•	any definitive notes having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds if requested by the holders of those notes.

        At maturity we will pay interest on the definitive notes at our office or agency in New York City, which currently is the principal corporate trust office of the trustee.

        Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        If any interest payment date (other than an interest payment date coinciding with the stated maturity date or earlier redemption date, repurchase date or fundamental change repurchase date) of a note falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day. If the stated maturity date, redemption date, repurchase date or fundamental change repurchase date of a note would fall on a day that is not a business day, the required payment of interest, if any, and principal will be made on the next succeeding business day and no interest on such payment will accrue for the period from and after the stated maturity date, redemption date, repurchase date or fundamental change repurchase date to such next succeeding business day. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Contingent Interest

        We will pay contingent interest to the holders of notes for any six-month period from March 15 to September 14 and from September 15 to March 14, commencing with the period beginning March 20, 2009 and ending September 14, 2009, if the average trading price of a note for the five trading days ending on the third trading day immediately preceding the relevant six-month period equals or exceeds 120% of the principal amount of the note. For any period when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of notes will equal 0.25% per annum calculated on the average trading price of $1,000 principal amount of notes during the five consecutive trading-day period referred to above used to determine whether contingent interest must be paid. “Trading price” is defined below under “— Conversion Rights — Conversion Upon Satisfaction of Trading Price Condition.”

        Contingent interest, if any, will accrue and be payable to holders of notes as of the regular interest record date occurring immediately prior to the end of the relevant six-month period. Such payments will be paid on the regular interest payment date occurring one day after the end of the relevant six-month period. Payments of contingent interest shall be made in the same manner, and subject to the same restrictions, including those restrictions in respect of payments of accrued and unpaid interest on any notes that are converted into our common stock, as set forth above under “— Interest.”

        Upon determination that holders of notes will be entitled to receive contingent interest for a six-month period, on or prior to the start of such six-month period, we will issue a press release and publish the information on our website on the World Wide Web.

Conversion Rights

General

        Subject to the conditions and during the periods described below, you may convert any outstanding notes into shares of our common stock, initially at a conversion rate of 39.1179 shares per $1,000 principal amount of the notes (equal to an initial conversion price of approximately $25.56 per share). The conversion rate and the corresponding conversion price in effect at any given time will be subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of the notes. Instead, we will pay the cash value of such fractional shares based upon the sale price of our common stock on the business day immediately preceding the conversion date. You may convert notes only in denominations of $1,000 principal amount and integral multiples thereof.

        If you have exercised your right to require us to repurchase your notes in the circumstances described under “— Repurchase of Notes at the Option of Holders” or “— Repurchase of Notes at the Option of the Holders Upon a Fundamental Change,” you may convert your notes into our common stock only if you withdraw your repurchase notice or fundamental change repurchase notice and convert your notes prior to the close of business on the repurchase date or fundamental change repurchase date, as applicable.

        You may surrender notes for conversion into our common stock prior to the stated maturity only under the following circumstances:

Conversion Upon Satisfaction of Market Price Condition

        You may surrender any of your notes for conversion into our common stock during any fiscal quarter commencing after June 30, 2004 if the sale price of our common stock for at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the last trading day of the immediately preceding fiscal quarter was 130% or more of the conversion price as of that 30th trading day.

        The “sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if there is more than one bid or ask price, the average of the average bid and the average ask prices) as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation system or by the National Quotation Bureau Incorporated.

        “Trading day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on the National Association of Securities Dealers Automated Quotation System or, if our common stock is not quoted on the National Association of Securities Dealers Automated Quotation System, on the principal other market on which our common stock is then traded.

Conversion Upon Satisfaction of Trading Price Condition

        You may surrender any of your notes for conversion into shares of our common stock during the five business day period immediately following any five consecutive trading day period (the “measurement period”) in which the average trading price per $1,000 principal amount of notes for each day of such measurement period was less than 98% of the product of the sale price of our common stock on such day and the number of shares issuable upon conversion of $1,000 principal amount of the notes; provided, however, if you convert your notes in reliance on this subsection on any trading day during such measurement period the sale price of shares of our common stock was between 100% and 130% of the average conversion price of the notes on such day you will receive, in lieu of common stock based on the conversion rate, cash or common stock or a combination of cash and common stock, at our option, with a value equal to the principal amount of the notes plus accrued and unpaid interest, if any, including contingent interest, if any, and liquidated damages, if any, as of the conversion date (“principal value conversion”). If you surrender your notes for conversion and it is a principal value conversion, we will notify you before the date that is two business days following the date of conversion whether we will pay you all or a portion of the principal amount of the notes plus accrued and unpaid interest, if any, including contingent interest, if any, and liquidated damages, if any, in cash, common stock or a combination of cash and common stock, and in what percentage. Any common stock delivered upon a principal value conversion will be valued at the average sale price of our common stock for the 20 trading-day period beginning on and including the 5th trading day immediately following the conversion date. We will pay you any portion of the principal amount of the notes plus accrued and unpaid interest, if any, including contingent interest, if any, and liquidated damages, if any, to be paid in cash and deliver common stock with respect to any portion of the principal amount of the notes plus accrued and unpaid interest, if any, including contingent interest, if any, and liquidated damages, if any, to be paid in common stock, no later than the third business day following the determination of the average stock price.

        The “trading price” of a note on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $5,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $5,000,000 principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the “sale price” of our common stock and the conversion rate.

Conversion Upon Notice of Redemption

        You may surrender for conversion any of your notes that have been called for redemption at any time prior to the close of business on the business day prior to the redemption date, even if the notes are not otherwise convertible at that time.

Conversion Upon Specified Corporate Transactions

        In the event:

•	we distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 45 days, common stock at less than the sale price of the common stock on the business day immediately preceding the announcement of such distribution, or

•	we elect to distribute to all holders of our common stock, cash or other assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the sale price of the common stock on the business day preceding the declaration date for the distribution, then at least 20 days prior to the ex-dividend date for the distribution or within 30 days of the occurrence of a fundamental change, as the case may be, we must notify the holders of the notes of the occurrence of such event. Once we have given that notice, holders may surrender their notes for conversion at any time (1) until the earlier of close of business on the business day immediately prior to the ex-dividend date or the date of our announcement that the distribution will not take place, in the case of a distribution, or (2) at any time prior to the fundamental change repurchase date which is 30 days after the date on which we gave the fundamental change notice, in the case of a fundamental change. No adjustment to the conversion rate or the ability of a holder of notes to convert will be made if we provide that holders of notes will participate in the distribution without conversion or in certain other cases. The “ex-dividend date” is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant distribution from the seller of the common stock to its buyer. Upon a surrender of your notes for conversion, we will have the right to deliver shares of our common stock or, in lieu of shares of our common stock, cash or a combination of cash and shares of common stock at our option as described below under “— Conversion Procedures.”

        In addition, if we are party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash, securities or other property, a holder may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of the transaction, or if the transaction also constitutes a fundamental change, until the fundamental change repurchase date. If we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into common stock will be changed into a right to convert the notes into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted such notes immediately prior to the transaction. If the transaction also constitutes a fundamental change, the holder can, subject to certain conditions, require us to repurchase all or a portion of its notes as described under “— Repurchase of Notes at the Option of the Holders Upon a Fundamental Change.”

Conversion Procedures

        By delivering to the holder the number of shares issuable upon conversion or the amount of cash determined as set forth below under “— Payment Upon Conversion,” together with a cash payment in lieu of any fractional shares, we will satisfy our obligation with respect to the notes. That is, accrued and unpaid interest, including contingent interest, if any, will be deemed to be paid in full rather than canceled, extinguished or forfeited.

        You will not be required to pay any transfer taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than your own. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid. We and each holder of a note also agree that delivery to the holder of the full number of shares of common stock into which the note is convertible, or the amount of cash determined as set forth below under “— Payment Upon Conversion,” together with any cash payment of such holder’s fractional shares, will be treated as a payment (in an amount equal to the sum of the then fair market value of such shares and such cash payment, if any) on the note for purposes of the regulations governing contingent payment debt instruments. See “Certain Material United States Federal Income Tax Considerations.”

        Upon conversion, we may choose to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock, as described below under “— Payment Upon Conversion.”

        To convert one or more definitive notes, you must:

•	complete the conversion notice on the back of the notes (or a facsimile thereof);

•	deliver the completed conversion notice and the notes to be converted to the specified office of the conversion agent;

•	pay all funds required, if any, relating to interest on the notes to be converted to which you are not entitled, as described in "--Interest;"

•	pay all funds required, if any, relating to contingent interest on the notes to be converted to which you are not entitled, as described in "--Contingent Interest;" and

•	pay all taxes or duties, if any, as described above.

To convert interests in a global note, you must comply with the last three bullets above and deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program. The “conversion date” will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate for the number of shares of common stock into which the notes are converted or the amount of cash determined as set forth below under “— Payment Upon Conversion,” (and cash in lieu of any fractional shares) will be delivered to you as soon as practicable on or after the conversion date.

Payment Upon Conversion

        Conversion on or Prior to the Final Notice Date. In the event that we receive your notice of conversion on or prior to the day that is 20 days prior to stated maturity or, with respect to notes being redeemed, the applicable redemption date (in either case, the “final notice date”), the following procedures will apply:

        If we choose to satisfy all or any portion of our obligation to deliver common stock upon conversion (the “conversion obligation”) in cash, we will notify you through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the date that is two business days following receipt of your notice of conversion (“cash settlement notice period”). If we timely elect to pay cash for any portion of the shares otherwise issuable to you, you may retract the conversion notice at any time during the two business day period immediately following the cash settlement notice period (“conversion retraction period”). If no such election is made, no such retraction can be made (and the conversion notice shall be irrevocable).

        Settlement amounts will be computed as follows:

•	If we elect to satisfy the entire conversion obligation in shares, we will deliver to you a number of shares, for each $1,000 original principal amount of notes, equal to the then current conversion rate. We will pay cash for all fractional shares of common stock, as described above under “— General.”

•	If we elect to satisfy the entire conversion obligation in cash, we will deliver to you, for each $1,000 original principal amount of notes, cash in an amount equal to the product of the then current conversion rate and the average sale price of our common stock for the 20 trading-day period beginning the day after the conversion retraction period (the “cash settlement averaging period”).

•	If we elect to satisfy a fixed portion (other than 100%) of the conversion obligation in cash, we will deliver to you, for each $1,000 original principal amount of notes, such cash amount (“cash amount”) and a number of shares of our common stock equal to the greater of (i) zero and (ii) the excess, if any, of the number of shares calculated as set forth in the first bullet of this paragraph over the number of shares equal to the sum, for each day of the cash settlement averaging period, of (x) 5% of the cash amount, divided by (y) the sale price of our common stock on such day. We will pay cash for all fractional shares of common stock. The cash payment for fractional shares will be based on the sale price of our common stock on the trading day immediately prior to the conversion date.

        If we choose to satisfy all or any portion of the conversion obligation in cash and the conversion notice has not been retracted, then settlement (in cash and/or shares) will occur on the business day following the cash settlement averaging period. If we choose to satisfy the entire conversion obligation in shares of our common stock then settlement will occur on the third business day following the conversion date.

        Our Right to Irrevocably Elect Payment. At any time prior to maturity, we may irrevocably elect to satisfy in cash up to 100% of the principal amount of the notes converted after the date of such election, with any remaining amount to be satisfied in shares of our common stock. Such election shall be in our sole discretion without the consent of the holders of the notes, by notice to the trustee and the holders of the notes. If we make such election, we will not have to make any further election prior to the final notice date and the description set forth under “— Payment Upon Conversion — Conversion after the Final Notice Date” shall not be applicable.

        In the event that we receive your notice of conversion after the date of such election, your notice of conversion will not be retractable and settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under “— Payment Upon Conversion — Conversion on or Prior to the Final Notice Date,” except that the “cash settlement averaging period” shall be the 20 trading-day period beginning on the day after receipt of your notice of conversion.

        Conversion after the Final Notice Date. In the event that we receive your notice of conversion after the final notice date, we will not send individual notices of our election to satisfy all or any portion of the conversion obligation in cash. Instead, if we choose to satisfy all or any portion of the conversion obligation in cash after the final notice date, we will send, on or prior to the final notice date, a single notice to the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount). Settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under “— Payment Upon Conversion — Conversion on or Prior to the Final Notice Date” except that the “cash settlement averaging period” shall be the 20 trading-day period beginning on the day after receipt of your notice of conversion. If we do not elect to satisfy all or any portion of the conversion obligation in cash, then settlement will occur on the first business day following the conversion date.

Conversion Rate Adjustments

        We will adjust the conversion rate if any of the following events occur:

(1)	We issue our common stock as a dividend or distribution on our common stock.

(2)	We issue to all holders of common stock certain rights or warrants entitling them to purchase, for a period expiring within 45 days after the date of the distribution, shares of our common stock at a price per share of less than the closing price of a share of our common stock on the record date for the distribution.

(3)	We subdivide or combine our common stock.

(4)	We distribute to all holders of our common stock shares of capital stock, evidences of indebtedness or assets, including securities (but excluding rights or warrants listed in (2) above, dividends or distributions listed in (1) above and distributions consisting exclusively of cash), in which event the conversion rate will be increased by multiplying it by a fraction,

•	the numerator of which will be the current market price of our common stock; and

•	the denominator of which will be the current market price of our common stock minus the fair market value, as determined by our board of directors, of the portion of those assets, debt securities, shares of capital stock or rights or warrants so distributed applicable to one share of common stock.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales price of those securities (where such closing sale prices are available) for the 20 trading days commencing on and including the fifth trading day after the “ex-dividend date” for such distribution on the American Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

(5)	We distribute cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up or any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed $0.12 (the “dividend threshold amount”); the dividend threshold amount is subject to an inversely proportional adjustment whenever the conversion rate is adjusted, provided that no adjustment will be made to the dividend threshold amount for any adjustment made to the conversion rate pursuant to this clause (5), in which event the conversion rate will be increased by multiplying it by a fraction,

•	the numerator of which will be the current market price of our common stock; and

•	the denominator of which will be the current market price of our common stock minus the amount per share by which such dividend exceeds the dividend threshold amount or the amount of such distribution.

If an adjustment is required to be made under this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the dividend threshold amount. If an adjustment is required to be made under this clause (5) as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution.

(6)	We or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the closing price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, in which event the conversion rate will be increased by multiplying it by a fraction,

•	the numerator of which will be the sum of (i) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in such tender or exchange offer and (ii) the product of the number of shares of our common stock outstanding less any such purchased shares and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer; and

•	the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer.

(7)	Someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer, in which event each conversion rate will be increased by multiplying such conversion rate by a fraction,

•	the numerator of which will be the sum of (i) the fair market value, as determined by our board of directors, of the aggregate consideration payable to our shareholders based on the acceptance (up to any maximum specified in the terms of the tender or exchange offer) of all shares validly tendered or exchanged and not withdrawn as of the expiration of the offer and (ii) the product of the number of shares of our common stock outstanding less any such tendered or exchanged shares and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer; and

•	the denominator of which will be the product of the number of shares of our common stock outstanding, including any such tendered or exchanged shares, and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer.

The adjustment referred to in this clause (7) will be made only if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (7) will generally not be made if, as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

        No adjustments to the applicable conversion rate will be required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion rate. However, any adjustments which are not required to be made because they would have required an increase or decrease of less than 1% will be carried forward and taken into account in any subsequent adjustment.

        “Current market price” of our common stock on any day means the average of the sale prices of our common stock (as defined above under “Conversion Rights — General — Conversion Upon Satisfaction of Market Price Condition”) for each of the 20 consecutive trading days ending on the earlier of the day in question and the day before the “ex-dividend date” with respect to the issuance or distribution requiring such computation. For purposes of this paragraph, the term “ex-dividend date” means the first date on which the common stock trades the regular way on the applicable exchange or in the applicable market without the right to receive such issuance or distribution.

        To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case each conversion rate will be adjusted at the time of separation as described in clause (4) above, as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

        In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger, binding share exchange or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property or assets;

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

        The conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	upon the issuance of any shares of our common stock as consideration in connection with acquisitions or financing activities by us;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest, including contingent interest or liquidated damages, if any.

        To the extent permitted by law, we may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock distribution.

        As a result of an adjustment to the conversion rate, the holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. In addition, non-U.S. holders of notes in certain circumstances may be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See “Certain Material U.S. Federal Income Tax Considerations — Tax Consequences to U.S. Holders — Constructive Dividends” and “— Tax Consequences to Non-U.S. Holders — Constructive Dividends.”

Payment at Maturity

        Each holder of $1,000 principal amount of the notes shall be entitled to receive $1,000 at maturity, plus accrued and unpaid interest, contingent interest and liquidated damages, if any. We will pay principal on:

•	global notes to DTC in immediately available funds; and

•	any definitive notes at our office or agency in New York City, which currently is the office or agency of the trustee in New York City.

Optional Redemption by Us

        Prior to March 20, 2009, the notes will not be redeemable at our option. Beginning on March 20, 2009, we may redeem the notes for cash at any time as a whole, or from time to time in part, at a redemption price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest, contingent interest, if any, and liquidated damages, if any, on the notes to but not including the redemption date. We will give at least 30 days but not more than 60 days notice of redemption by mail to holders of notes. Notes or portions of notes called for redemption will be convertible by the holder until the close of business on the business day prior to the redemption date.

        If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples thereof, by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes with a principal amount equal to the unredeemed principal portion thereof. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be taken from the portion selected for redemption.

Repurchase of Notes at the Option of Holders

        On March 15, 2009, March 15, 2014 and March 15, 2019 (each, a “repurchase date”), holders may require us to repurchase for cash any outstanding notes for which the holder has properly delivered and not withdrawn a written repurchase notice, subject to certain additional conditions, at a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest and contingent interest, if any, and liquidated damages, if any, to but excluding the repurchase date.

        Holders may submit their notes for repurchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date.

        We will be required to give notice at least 20 business days prior to each repurchase date to all holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law stating, among other things, the procedures that holders must follow to require us to repurchase their notes as described below.

        The repurchase notice given by each holder electing to require us to repurchase notes shall be given so as to be received by the paying agent no later than the close of business on the repurchase date and must state:

•	the certificate numbers of the holders' notes to be delivered for repurchase;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes.

        A holder may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal shall state:

•	the principal amount of notes being withdrawn;

•	the certificate numbers of the notes being withdrawn; and

•	the principal amount of the notes, if any, that remain subject to the repurchase notice.

        In connection with any repurchase, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

        Our obligation to pay the repurchase price for notes for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the notes, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the notes to be paid promptly following the later of the repurchase date or the time of delivery of the notes, together with such endorsements.

        If the paying agent holds money sufficient to pay the repurchase price of the notes for which a repurchase notice has been given on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the notes will cease to be outstanding and interest and contingent interest, if any, and liquidated damages, if any, on the notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the notes.

        Our ability to repurchase notes for cash may be limited by restrictions on the ability of REGAL-BELOIT to obtain funds for such repurchase through dividends from its subsidiaries and the terms of our then existing borrowing agreements and the subordination provisions described above in “Subordination.”

Repurchase of Notes at the Option of the Holders Upon a Fundamental Change

        If a fundamental change, as described below, occurs, you will have the right on the fundamental change repurchase date (subject to certain exceptions set forth below) to require us to repurchase for cash all of your notes not previously called for redemption, or any portion of those notes that is equal to $1,000 in principal amount or integral multiples thereof, at a fundamental change repurchase price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest, contingent interest, if any, and liquidated damages, if any, on the notes to but not including the fundamental change repurchase date. Notwithstanding the foregoing, we may be required to offer to repurchase our Senior Debt on a pro rata basis with the notes, upon a fundamental change, if similar fundamental change offers are or will be required by our other senior debt. Our ability to repurchase notes for cash may be limited by restrictions on the ability of REGAL-BELOIT to obtain funds for such repurchase through dividends from its subsidiaries and the terms of our then existing borrowing agreements and the subordination provisions described above in “Subordination.”

        Within 30 days after the occurrence of a fundamental change, we are required to give you notice of the occurrence of the fundamental change and of your resulting repurchase right and the procedures that holders must follow to require us to repurchase their notes as described below.

        The fundamental change repurchase date specified by us will be 30 days after the date on which we give you this notice.

        The fundamental change repurchase notice given by each holder electing to require us to repurchase notes shall be given so as to be received by the paying agent no later than the close of business on the fundamental change repurchase date and must state:

•	the certificate numbers of the holders' notes to be delivered for repurchase;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes.

        A holder may withdraw any fundamental change repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the fundamental change repurchase date. The notice of withdrawal shall state:

•	the principal amount at maturity of notes being withdrawn;

•	the certificate numbers of the notes being withdrawn; and

•	the principal amount of the notes, if any, that remain subject to the fundamental change repurchase notice.

        A “fundamental change” will be deemed to have occurred at such time after the original issuance of the notes when any of the following has occurred:

(1)	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchase, merger or other acquisition transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans (except that any of those persons shall be deemed to have beneficial ownership of all securities it has the right to acquire, whether the right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); or

(2)	the first day on which a majority of the members of the board of directors of REGAL-BELOIT are not continuing directors; or

(3)	our consolidation or merger with or into any other person (other than one or more of our subsidiaries), any merger of another person (other than one or more of our subsidiaries) into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person (other than one or more of our subsidiaries), other than:

•	any transaction:

•	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

•	pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such issuance; or

•	any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and/or form of organization and resulting in a reclassification, conversion or exchange of outstanding shares of common stock, if at all, solely into shares of common stock, ordinary shares or American Depositary Shares or other equity interests of the surviving entity or a direct or indirect parent of the surviving entity.

        However, notwithstanding the foregoing, you will not have the right to require us to repurchase your notes if:

•	the sale price per share of our common stock (as defined above under “Conversion — General — Conversion Upon Satisfaction of Market Price Condition”) for any five trading days within:

•	the period of 20 consecutive trading days ending immediately after the later of the fundamental change or the public announcement of the fundamental change, in the case of a fundamental change described in (1) or (2) above, or

•	the period of 20 consecutive trading days ending immediately before the fundamental change, in the case of a fundamental change described in (3) above,

equals or exceeds 105% of the conversion price of the notes on each of those five trading days; or

•	at least 90% of the consideration in the transaction or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters’appraisal rights) constituting a fundamental change consists of shares of common stock traded or to be traded immediately following a fundamental change on a national securities exchange or the Nasdaq National Market, and, as a result of the transaction or transactions, the notes become convertible into that common stock (and any rights attached thereto).

        “Continuing directors” means, as of any date of determination, any member of our board of directors who:

•	was a member of such board of directors on the date of the original issuance of the notes; or

•	was nominated for election or elected to such board of directors with the approval of a majority of the continuing directors who were members of such board at the time of such nomination or election.

        Beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

        Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule and file Schedule TO, or any similar schedule, to the extent applicable at that time.

        The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of a conveyance, transfer, sale, lease or other disposition of less than all our assets may be uncertain.

        If the paying agent holds money sufficient to pay the fundamental change repurchase price of the notes which holders have elected to require us to repurchase on the business day following the fundamental change repurchase date in accordance with the terms of the indenture, then, immediately after the fundamental change repurchase date, those notes will cease to be outstanding and contingent interest, if any, and liquidated damages, if any, on the notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the fundamental change repurchase price upon delivery of the notes.

        The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may affect holders adversely. We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a fundamental change with respect to the fundamental change repurchase feature of the notes but that would increase the amount of our (or our subsidiaries’) outstanding indebtedness.

        Our ability to repurchase notes for cash upon the occurrence of a fundamental change is subject to important limitations. Our ability to repurchase the notes for cash may be limited by restrictions on the ability of REGAL-BELOIT to obtain funds for such repurchase through dividends from its subsidiaries and the terms of our then existing borrowing agreements and the subordination provisions described above in “Subordination.” In addition, the occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by the terms of, our Senior Debt. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the fundamental change repurchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right.

        The fundamental change purchase feature of the notes may in certain circumstances make more difficult or discourage a takeover of our company. The fundamental change purchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate shares of our common stock;

•	to obtain control of us by means of a merger, tender offer solicitation or otherwise; or

•	by management to adopt a series of anti-takeover provisions.

        Instead, the fundamental change repurchase feature is a standard term contained in securities similar to the notes.

Merger and Sales of Assets

        The indenture provides that REGAL-BELOIT may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of its properties and assets to another person unless, among other things:

•	the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	such person assumes all obligations of REGAL-BELOIT under the notes and the indenture; and

•	REGAL-BELOIT or such successor is not then or immediately thereafter in default under the indenture.

        The occurrence of certain of the foregoing transactions could constitute a fundamental change.

        This covenant includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, there may be uncertainty as to whether a conveyance, transfer, sale, lease or other disposition of less than all our assets is subject to this covenant.

Events of Default

        Each of the following constitutes an event of default under the indenture:

•	default in our obligation to deliver shares of our common stock or cash in lieu thereof upon conversion of any notes;

•	default in our obligation to repurchase notes at the option of holders or following a fundamental change;

•	default in our obligation to redeem notes after we have exercised our redemption option;

•	default in our obligation to pay the principal amount of the notes at maturity, when due and payable;

•	default in our obligation to pay any interest including contingent interest or liquidated damages when due and payable, and continuance of such default for a period of 30 days;

•	our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, provided that such notice requiring us to remedy the same shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	a failure to pay when due at maturity or a default that results in the acceleration of maturity of any indebtedness for borrowed money of REGAL-BELOIT or our designated subsidiaries in an aggregate amount of $30 million or more, unless the acceleration is rescinded, stayed or annulled within 30 days after written notice of default is given to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount of the notes then outstanding; and

•	certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a designated subsidiary or any group of two or more subsidiaries that, taken as a whole, would constitute a designated subsidiary.

        A “designated subsidiary” shall mean any existing or future, direct or indirect, subsidiary of REGAL-BELOIT whose assets constitute 15% or more of the total assets of REGAL-BELOIT on a consolidated basis.

        The indenture will provide that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default under any of the first five bullets above.

        If certain events of default specified in the last bullet point above shall occur and be continuing, then automatically the principal amount of the notes plus any accrued and unpaid interest and contingent interest, if any, and liquidated damages, if any, through such date shall become immediately due and payable. If any other event of default shall occur and be continuing (the default not having been cured or waived as provided under “— Modification and Waiver” below), the trustee or the holders of at least 25% in aggregate principal amount at maturity of the notes then outstanding may declare the notes due and payable at their principal amount of the notes plus any accrued and unpaid interest and contingent interest, if any, and liquidated damages, if any, through such date and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture.

        The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

        We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Modification and Waiver

Changes Requiring Approval of Each Affected Holder

        The indenture (including the terms and conditions of the notes) cannot be modified or amended without the written consent or the affirmative vote of the holder of each note affected by such change to:

•	change the maturity of any note or the payment date of any installment of interest or contingent interest or liquidated damages payable on any notes;

•	reduce the principal amount of, or any interest, contingent interest, liquidated damages, redemption price, repurchase price or fundamental change repurchase price on, any note;

•	impair or adversely affect the conversion rights of any holder of notes;

•	change the currency of payment of such notes or interest or contingent interest or liquidated damages thereon;

•	alter the manner of calculation or rate of accrual of interest or contingent interest or liquidated damages on any note or extend the time for payment of any such amount;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any note;

•	modify our obligation to maintain an office or agency in New York City;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders (including after a fundamental change);

•	modify the redemption provisions of the indenture in a manner adverse to the holders of notes;

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default;

•	reduce the percentage in aggregate principal amount of notes outstanding required for any other waiver under the indenture; or

•	modify the subordination provisions of the indenture in a manner adverse to the holders of notes.

Changes Requiring Majority Approval

        The indenture (including the terms and conditions of the notes) may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding.

Changes Requiring No Approval

        The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of notes;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease;

•	increasing the conversion rate, provided that the increase will not adversely affect the interests of the holders of notes;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	making any changes or modifications necessary in connection with the registration of the notes under the Securities Act; provided that such change or modification does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of notes in any material respect;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of notes in any material respect; provided further that any amendment made solely to conform the provisions of the indenture to the description of the notes in this prospectus will not be deemed to adversely affect the interests of the holders of the notes; or

•	adding or modifying any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes.

Form, Denomination and Registration

        Denomination and Registration. The notes have been issued in fully registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof.

        Global Notes. The notes are evidenced by a global note deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.

        Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in the global notes directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Holders may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

        So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered holders of the global notes.

        The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

        We will wire, through the facilities of the trustee, payments of principal, interest, contingent interest, if any, and liquidated damages, if any, on the global notes to Cede & Co., the nominee of DTC, as the registered owner of the global notes. None of REGAL-BELOIT, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global notes to owners of beneficial interests in the global notes.

        It is DTC’s current practice, upon receipt of any payment of principal, interest, contingent interest, if any, or liquidated damages, if any, on the global notes, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

        A holder that would like to convert notes into common stock pursuant to the terms of the notes should contact its broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

        Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, the ability of a holder to pledge its interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

        Neither REGAL-BELOIT nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

        DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive form in exchange for the global notes. In addition, beneficial interests in a global note may be exchanged for definitive certificated notes upon request or on behalf of DTC in accordance with customary procedures. None of REGAL-BELOIT, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of beneficial ownership interests in global notes.

        According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

        We will issue the notes in definitive certificated form if DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act o and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a global note may be exchanged for definitive certificated notes upon request by or on behalf of DTC in accordance with customary procedures. We may determine at any time and in our sole discretion that notes shall no longer be represented by global notes, in which case we will issue certificates in definitive form in exchange for the global notes.

Governing Law

        The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

        U.S. Bank National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, calculation agent, registrar and custodian with regard to the notes. The trustee is a lender under our credit agreement, and it or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

Calculations in Respect of Notes

        We or our agents are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the trading prices of the notes and of our common stock and amounts of contingent interest payments, if any, on the notes. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of notes. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

DESCRIPTION OF CAPITAL STOCK

        The following description is a summary of elements of our capital stock and is subject to and qualified in its entirety by reference to the more complete descriptions set forth in our articles of incorporation and our rights agreement, which are incorporated by reference into this offering memorandum.

Common Stock

        We are authorized to issue 50,000,000 shares of common stock, $.01 par value. All of the issued and outstanding shares of our common stock are fully paid and nonassessable, except for statutory liability under Section 180.0622(2)(b) of the Wisconsin Business Corporation Law for unpaid employee wages.

        Our common stock is entitled to such dividends as may be declared from time to time by our board of directors in accordance with applicable law. Our ability to pay dividends is dependent upon a number of factors, including our future earnings, capital requirements, general financial condition, general business conditions and other factors.

        Except as provided under Wisconsin law, only the holders of common stock will be entitled to vote for the election of members to our board of directors and on all other matters. Holders of our common stock are entitled to one vote per share of common stock held by them on all matters properly submitted to a vote of shareholders, subject to Section 180.1150 of the Wisconsin Business Corporation Law. See “— Statutory Provisions.” Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected. Our board of directors is divided into three classes, with staggered terms of three years each.

        All shares of common stock are entitled to participate equally in distributions in liquidation. Holders of common stock have no preemptive rights to subscribe for or purchase our shares. There are no conversion rights, sinking fund or redemption provisions applicable to our common stock. We do not have the authority to issue any shares of preferred stock.

        The transfer agent for our common stock is Equiserve (Fleet National Bank c/o Equiserve, P.O. Box 43010, Providence, Rhode Island 02940-3010; Investor Relations Telephone Number 781-575-3400).

Common Share Purchase Rights

        We have entered into a rights agreement pursuant to which each outstanding share of our common stock has attached a right to purchase one-half of one share of our common stock. Each share of our common stock subsequently issued, including all shares issuable upon conversion of the notes, by us prior to the expiration of the rights agreement will likewise have attached a right. Under circumstances described below, the rights will entitle the holder of the rights to purchase additional shares of our common stock. In this offering memorandum, unless the context requires otherwise, all references to our common stock include the accompanying rights.

        Currently, the rights are not exercisable and trade with our common stock. If the rights become exercisable, then each full right, unless held by a person or group that beneficially owns more than 15% of our outstanding common stock, will initially entitle the holder to purchase one-half of one share of our common stock at a purchase price of $60 per full share, or $30 per half share, subject to adjustment. The rights will become exercisable only if a person or group has acquired, or announced an intention to acquire, 15% or more of our outstanding common stock. Under some circumstances, including the existence of a 15% acquiring party, each holder of a right, other than the acquiring party, will be entitled to purchase at the right’s then-current exercise price, shares of our common stock having a market value of two times the exercise price. If another corporation acquires us after a party acquires 15% or more of our common stock, then each holder of a right will be entitled to receive the acquiring corporation’s common shares having a market value of two times the exercise price. The rights may be redeemed at a price of $0.001 until a party acquires 15% or more of our common stock and, after that time, may be exchanged for one share of our common stock per right until a party acquires 50% or more of our common stock. The rights expire on January 28, 2010, subject to extension. Under the rights agreement, our board of directors may reduce the thresholds applicable to the rights from 15% to not less than 10%. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on our earnings.

Certain Anti-Takeover Provisions

        Under our articles of incorporation, our board of directors is divided into three classes of directors serving staggered terms of three years each. Each class is to be as nearly equal in number as possible, with one class being elected each year. Our articles of incorporation also provide that:

•	directors may be removed from office only for cause and only with the affirmative vote of a majority of the votes entitled to be cast at an election of directors;

•	any vacancy on the board of directors or any newly created directorship may be filled by the remaining directors then in office, though less than a quorum; and

•	our shareholders have no cumulative voting rights, which means that the holders of shares of our common stock entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected.

Statutory Provisions

        Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of shares of public Wisconsin corporations such as us held by any person or persons acting as a group in excess of 20% of our voting power is limited to 10% of the full voting power of those shares, unless full voting power of those shares has been restored pursuant to a vote of shareholders. Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law contain some limitations and special voting provisions applicable to specified business combinations involving Wisconsin corporations such as us and a 10% shareholder, unless the board of directors of the corporation approves the business combination or the shareholder’s acquisition of shares before these shares are acquired. Similarly, Sections 180.1130 to 180.1133 of the Wisconsin Business Corporation Law contain special voting provisions applicable to some business combinations involving public Wisconsin corporations, unless specified minimum price and procedural requirements are met. Following commencement of a takeover offer, Section 180.1134 of the Wisconsin Business Corporation Law imposes special voting requirements on share repurchases effected at a premium to the market and on asset sales by the corporation, unless, as it relates to the potential sale of assets, the corporation has at least three independent directors and a majority of the independent directors vote not to have the provision apply to the corporation.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of the notes and our common stock into which the notes may be converted. This discussion applies only to holders that hold the notes and our common stock as capital assets for U.S. federal income tax purposes.

        This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers or traders in securities who elect mark-to-market treatment;

•	persons holding the notes or our common stock as part of a "straddle," "hedge," "conversion" or other risk reduction transaction;

•	United States Holders (as defined below) whose functional currency is not the U.S. dollar;

•	Non-United States Holders (as defined below) that are “controlled foreign corporations,” “foreign personal holding companies,” or “passive foreign investment companies;"

•	certain former citizens or residents of the United States;

•	tax-exempt organizations;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; and

•	persons subject to the alternative minimum tax.

        This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this offering memorandum may affect the tax consequences described herein, possibly with retroactive effect. Persons considering the purchase of the notes are urged to consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Classification of the Notes

        The notes are treated as indebtedness for U.S. federal income tax purposes. Under the indenture governing the notes, we have agreed, and by acceptance of a beneficial interest in a note each holder of a note will be deemed to have agreed, to treat the notes as indebtedness for U.S. federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments (the “contingent payment debt regulations”). Pursuant to the terms of the indenture, we and every holder agree (in the absence of an administrative determination or judicial ruling to the contrary) to be bound by our application of the contingent payment debt regulations to the notes, including our determination of the projected payment schedule (as described below) and the rate at which interest will be deemed to accrue on the notes for U.S. federal income tax purposes. In Revenue Ruling 2002-31 and Notice 2002-36, the Internal Revenue Service (the “IRS”) addressed the U.S. federal income tax classification and treatment of instruments similar, although not identical, to the notes, and concluded that the instruments addressed in that published guidance were subject to the contingent payment debt regulations. In addition, the IRS also clarified various aspects of the potential applicability of certain other provisions of the Code to the instruments addressed in that published guidance. However, the applicability of the contingent payment debt regulations and Revenue Ruling 2002-31 to any particular instruments, such as the notes, is uncertain. In addition, no rulings have been sought or are expected to be sought from the IRS with respect to any of the U.S. federal income tax consequences discussed below, and we cannot assure you that the IRS will not take contrary positions. As a result, we cannot assure you that the IRS will not assert that the notes should be treated differently. A different treatment of the notes could affect the amount, timing and character of income, gain or loss with respect to an investment in the notes. Accordingly, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

        The remainder of this discussion assumes that the notes will be treated as indebtedness subject to the contingent payment debt regulations as described above.

Tax Consequences to United States Holders

        As used herein, the term “United States Holder” means a beneficial owner of a note or our common stock that is:

•	a citizen or resident of the United States, as determined for United States federal income tax purposes;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States can exercise primary supervision over its administration, and one or more United States persons have the authority to control all of the substantial decisions of that trust, or a trust that was in existence on August 20, 1996 and that has made a valid election under applicable Treasury regulations to be treated as a domestic trust.

Interest Accruals on the Notes

        Under the contingent payment debt regulations, a United States Holder, regardless of its method of accounting for U.S. federal income tax purposes, will be required to accrue interest income, as original issue discount for U.S. federal income tax purposes, on the notes on a constant yield basis at an assumed yield (the “comparable yield”) determined at the time of issuance of the notes. Accordingly, United States Holders generally will be required to include interest in gross income, in each taxable year prior to maturity of the notes, in excess of the regular interest payments on the notes. The comparable yield for the notes is based on the yield at which we could issue a nonconvertible fixed rate debt instrument with no contingent payments, but with terms otherwise similar to those of the notes. We intend to take the position that the comparable yield is 8.75%, compounded semi-annually.

        Solely for purposes of determining the amount of interest income that a United States Holder will be required to accrue, we are required to construct a “projected payment schedule” in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. Holders that wish to obtain the projected payment schedule may do so by contacting us at 200 State Street, Beloit, WI 53511, Attention: Chief Financial Officer. The IRS could disagree with our determination of the comparable yield. In the event of a successful challenge by the IRS, the projected payment schedule could vary significantly from the projected payment schedule constructed by us.

        Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that will be paid on the notes, or the value at any time of our common stock into which the notes may be converted.

        For U.S. federal income tax purposes, a United States Holder is required under the contingent payment debt regulations to use the comparable yield and the projected payment schedule established by us in determining interest accruals and adjustments in respect of a note, unless such United States Holder timely discloses and justifies the use of a different comparable yield and projected payment schedule to the IRS. Pursuant to the terms of the indenture, we and every United States Holder agree (in the absence of an administrative determination or judicial ruling to the contrary) to be bound by our determination of the comparable yield and projected payment schedule.

        Based on the comparable yield and the issue price of the notes, a United States Holder of a note (regardless of its method of tax accounting) will be required to accrue as interest income the sum of the daily portions of interest on the notes for each day in the taxable year on which the United States Holder holds the note, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the notes (as set forth below). The issue price of the notes is the first price at which a substantial amount of the notes is sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity as underwriters, placement agents or wholesalers (the “issue price”).

        The daily portions of interest in respect of a note are determined by allocating to each day in an accrual period the ratable portion of interest on the note that accrues in the accrual period. The amount of interest on a note that accrues in an accrual period is the product of the comparable yield on the note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the note. The adjusted issue price of a note at the beginning of the first accrual period will equal its issue price and for any accrual periods thereafter will be (x) the sum of the issue price of such note and any interest previously accrued thereon (disregarding any positive or negative adjustments described below) minus (y) the amount of any projected payments on the notes for previous accrual periods (without regard to the actual amount paid).

        In addition to the interest accrual discussed above, a United States Holder will be required to recognize interest income equal to the amount of the excess of actual payments over projected payments (a “positive adjustment”) in respect of a note for a taxable year. For this purpose, the payments in a taxable year include the fair market value of property (including our common stock) received in that year. If a United States Holder receives actual payments that are less than the projected payments in respect of a note for a taxable year, the United States Holder will incur a “negative adjustment” equal to the amount of such difference. This negative adjustment will (i) first reduce the amount of interest in respect of the note that a United States Holder would otherwise be required to include in income in the taxable year and (ii) to the extent of any excess, will give rise to an ordinary loss equal to that portion of such excess that does not exceed the excess of (A) the amount of all previous interest inclusions under the note over (B) the total amount of the United States Holder’s net negative adjustments treated as ordinary loss on the note in prior taxable years. A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any negative adjustment in excess of the amounts described in (i) and (ii) will be carried forward to offset future interest income in respect of the notes or to reduce the amount realized on a sale, conversion, exchange or retirement of the notes.

Sale, Conversion, Exchange or Retirement of the Notes

        Upon a sale, conversion, exchange or retirement of a note for cash or our common stock or a combination thereof, a United States Holder will generally recognize gain or loss equal to the difference between the amount realized on the sale, conversion, exchange or retirement (including the fair market value of our common stock received, if any) and such United States Holder’s adjusted tax basis in the note. A United States Holder’s adjusted tax basis in a note will generally be equal to the United States Holder’s purchase price for the note, increased by any interest income previously accrued by the United States Holder (determined without regard to any positive or negative adjustments to interest accruals described above) and decreased by the amount of any projected payments on the note for previous accrual periods (without regard to the actual amount paid). A United States Holder generally will treat any gain as ordinary interest income and any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary loss, and the balance as capital loss. The deductibility of capital losses is subject to limitations.

        A United States Holder’s initial tax basis in our common stock received upon a conversion of a note will equal the then current fair market value of such common stock. The United States Holder’s holding period for the common stock received will commence on the day immediately following the date of conversion and not on the date of acquisition of the note.

Constructive Dividends

        If at any time we increase the conversion rate, either at our discretion or pursuant to the anti-dilution provisions, the increase may be deemed to be the payment of a taxable dividend to the United States Holders of the notes. For example, in the event we are required to increase the conversion rate of the notes because we distribute cash dividends to the holders of our common stock, then United States Holders would be treated as currently receiving a constructive distribution, and such a constructive distribution may be deemed to be, in whole or in part, a taxable dividend.

        Generally, a reasonable increase in the conversion rate in the event of stock dividends or distributions of rights to our shareholders to subscribe for our common stock will not be a taxable dividend.

Taxation of Distributions on Common Stock

        Distributions with respect to shares of our common stock received upon a conversion of a note, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in gross income by the United States Holder and taxable as ordinary income when received or accrued, in accordance with such United States Holder’s method of tax accounting. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the United States Holder’s investment, to the extent of the United States Holder’s tax basis in the common stock. Any remaining excess will be treated as a capital gain. Under recently enacted legislation, dividends received by noncorporate United States Holders on our common stock may be subject to U.S. federal income tax at preferential rates applicable with respect to capital gains if certain conditions are met. United States Holders should consult their own tax advisers regarding the implications of this new legislation in their particular circumstances.

Sale or Other Taxable Disposition of Common Stock

        Gain or loss realized by a United States Holder on the sale or other taxable disposition of our common stock received upon conversion of a note will be recognized as capital gain or loss for U.S. federal income tax purposes, and will be long-term capital gain or loss if the United States Holder held the common stock for more than one year. The amount of the United States Holder’s gain or loss will be equal to the difference between the United States Holder’s adjusted tax basis in the common stock disposed of and the amount realized on the disposition. The deductibility of capital losses is subject to limitations.

Tax Consequences to Non-United States Holders

        As used herein, the term “Non-United States Holder” means a beneficial owner of a note or our common stock that is an individual, a corporation, an estate or trust, and that is not a United States Holder.

Notes

        Except as described in the two immediately succeeding paragraphs, all payments on the notes made to a Non-United States Holder, including a payment in our common stock or cash pursuant to a conversion, exchange or retirement, and any gain realized on a sale of the notes, will be exempt from U.S. federal income and withholding tax, provided that:

•	the Non-United States Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation (as defined in the Code) related, directly or indirectly, to us through stock ownership and is not a bank receiving certain types of interest;

•	the certification requirement described below has been fulfilled with respect to the Non-United States Holder;

•	such gain or payments are not effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States;

•	in the case of gain realized on the sale, conversion, exchange or retirement of the notes, we are not, and have not been within the shorter of the five-year period preceding such sale, conversion, exchange or retirement or the period the Non-United States Holder held the notes, a United States real property holding corporation (as defined in the Code). We believe that we are not, and we do not anticipate becoming, a United States real property holding corporation for U.S. federal income tax purposes;

•	in the case of gain realized by an individual Non-United States Holder on the sale, conversion, exchange or retirement of the notes, the Non-United States Holder is not present in the United States for at least 183 days or more during the taxable year of the disposition; and

•	the notes and our common stock are actively traded within the meaning of Section 871(h)(4)(C)(v)(I) of the Code.

        A payment in our common stock or cash that is received by a Non-United States Holder upon a conversion of a note may be subject to U.S. withholding tax at a 30% rate, subject to reduction by an applicable treaty, upon any portion of the payment attributable to an increase in the conversion rate that resulted from a dividend paid on our common stock.

        If a Non-United States Holder is deemed to have received a constructive distribution (see “— Tax Consequences to United States Holders — Constructive Dividends” above), and if this constructive distribution is not effectively connected with the conduct, by the Non-United States Holder, of a trade or business in the United States, the Non-United States Holder generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction by an applicable treaty, on the taxable amount of the constructive distribution. Such tax may be withheld by us, or by another withholding agent, from payments (including payments of interest and principal, and any shares of our common stock or cash received upon conversion) received by the Non-United States Holder on or after the date of the constructive distribution. A Non-United States Holder who is subject to withholding tax under such circumstances should consult his own tax adviser as to whether he can obtain a refund for all or a portion of the withholding tax.

        The certification requirement referred to above will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a U.S. person and provides its name and address.

        If a Non-United States Holder of a note is engaged in a trade or business in the United States, and if payments on or gain realized on a sale or other disposition of the note are effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see “— Tax Consequences to United States Holders” above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisers with respect to other tax consequences of the ownership of the notes, including the possible imposition of a 30% branch profits tax in the case of corporate Non-United States Holders.

Distributions on Common Stock

        Dividends paid to a Non-United States Holder of our common stock generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction under an applicable treaty. In order to obtain a reduced rate of withholding, a Non-United States Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under a treaty. A Non-United States Holder who is subject to withholding tax under such circumstances should consult his own tax adviser as to whether he can obtain a refund for all or a portion of the withholding tax.

        If a Non-United States Holder of our common stock is engaged in a trade or business in the United States, and if the dividends are effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see “— Tax Consequences to United States Holders” above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisers with respect to other tax consequences of the ownership of our common stock, including the possible imposition of a 30% branch profits tax in the case of corporate Non-United States Holders.

Sale or Other Taxable Disposition of the Common Stock

        A Non-United States Holder generally will not be subject to U.S. federal income and withholding tax on gain realized on a sale or other disposition of the common stock received upon a conversion of a note, unless (a) the gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States, (b) in the case of a Non-United States Holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a United States real property holding corporation (as defined in the Code) at any time within the shorter of the five-year period preceding such sale, exchange or disposition and the period the Non-United States Holder held the common stock. We believe that we are not, and we do not anticipate becoming, a United States real property holding corporation for U.S. federal income tax purposes.

        If a Non-United States Holder of our common stock is engaged in a trade or business in the United States, and if the gain on the common stock is effectively connected with the conduct of this trade or business, the Non-United States Holder will generally be taxed in the same manner as a United States Holder (see “— Tax Consequences to United States Holders” above). These Non-United States Holders should consult their own tax advisers with respect to other tax consequences of the disposition of the common stock, including the possible imposition of a 30% branch profits tax in the case of corporate Non-United States Holders.

Backup Withholding and Information Reporting

        Information returns may be filed with the IRS in connection with payments on the notes, our common stock and the proceeds from a sale or other disposition of the notes or our common stock. A United States Holder may be subject to United States backup withholding tax on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A Non-United States Holder may be subject to United States backup withholding tax on these payments unless the Non-United States Holder complies with certification procedures to establish that it is not a U.S. person. The certification procedures required of Non-United States Holders to claim the exemption from withholding tax on certain payments on the notes, described above, will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

SELLING SECURITYHOLDERS

        We originally issued the notes on April 5, 2004, at which time we entered into a registration rights agreement in which we agreed to, among other things, file the registration statement of which this prospectus is a part. The notes were resold by the initial purchasers to qualified institutional buyers under Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledges, donees or their successors, may offer and sell the notes and the common stock pursuant to this prospectus.

        The following table sets forth information as of September 29, 2004 about the principal amount of notes and the common stock beneficially owned by each selling securityholder that may be offered using this prospectus.

Name	Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock Beneficially Owned(1)	Maximum Number Shares of Common Stock To be Sold(1)	Number of Shares of Common Stock Beneficially Owned After The Offering(4)
Allstate Insurance Company	$2,000,000	1.74%	88,835	78,235	10,600
Acuity Master Fund, Ltd.	$1,800,000	1.56%	70,412	70,412	--
Argent Classic Convertible
Arbitrage Fund L.P.	$570,000	*	22,297	22,297	--
Argent Classic Convertible
Arbitrage Fund II, L.P.	$100,000	*	3,911	3,911	--
Argent Classic Convertible
Arbitrage Fund (Bermuda)
Ltd	$2,110,000	1.84%	82,538	82,538	--
Argent LowLev Convertible
Arbitrage Fund LLC	$470,000	*	18,385	18,385	--
Argent LowLev Convertible
Arbitrage II Fund LLC	$70,000	*	2,738	2,738	--
Argent Lowlev Convertible
Arbitrage Fund LTD	$4,240,000	3.69%	165,859	165,859	--
Banc of America Securities
LLC	$4,544,000	3.95%	177,751	177,751	--
BNP Paribas Arbitrage	$250,000	*	9,779	9,779	--
BNP Equity Strategies, SNC	$3,680,000	3.20%	143,953	143,953	--
BP Amoco PLC Pension Plan
Master Trust	$162,000	*	6,337	6,337	--
Class C Trading Company, Ltd.	$190,000	*	7,432	7,432	--
Context Convertible Arbitrage
Fund, LP	$800,000	*	31,294	31,294	--
Context Convertible Arbitrage
Offshore, LTD	$3,000,000	2.61%	117,353	117,353	--
CopperNeff Convertible
Strategies (Cayman) Master
Fund, LP	$3,880,000	3.37%	151,777	151,777	--
CNH CA Master Account, L.P.	$100,000	*	3,911	3,911	--
CQS Convertible and
Quantitative Strategies
Master Fund Limited	$1,500,000	1.30%	58,676	58,676	--

Name	Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock Beneficially Owned(1)	Maximum Number Shares of Common Stock To be Sold(1)	Number of Shares of Common Stock Beneficially Owned After The Offering(4)
Credit Suisse First Boston	$1,800,000	1.56%	70,412	70,412	--
Europe LTD	$60,000	*	2,347	2,347	--
Custom Investments PCC, LTD	$50,000	*	1,955	1,955	--
DBAG London	$13,452,000	11.70%	526,213	526,213	--
Diaco Investments LP	$530,000	*	20,732	20,732	--
DKR SoundShore Opportunity
Holding Fund Ltd.	$1,500,000	1.30%	58,676	58,676	--
DKR SoundShore Strategic
Holding Fund Ltd.	$500,000	*	19,558	19,558	--
HFR CA Global Select Master
Trust Account	$160,000	*	6,258	6,258	--
Highbridge International LLC	$9,000,000	7.83%	352,061	352,061	--
Hotel Union & Hotel Industry
of Hawaii Pension Plan	$42,000	*	1,642	1,642	--
Lyxor/Context Fund LTD	$200,000	*	7,823	7,823	--
Lyxor/Convertible Arbitrage
Fund Limited	$650,000	*	25,426	25,426	--
Lyxor Master Fund	$420,000	*	16,429	16,429	--
Man Convertible Bond Master
Fund, Ltd.	$6,031,000	5.24%	235,920	235,920	--
McMahan Securities Co. L.P.	$1,750,000	1.52%	68,456	68,456	--
Mohican VCA Master Fund	$700,000	*	27,382	27,382	--
Morgan Stanley Convertible
Securities Trust	$400,000	*	15,647	15,647	--
National Bank of Canada	$200,000	*	7,823	7,823	--
National Bank of Canada c/o
Putnam Lovell NBF
Securities Inc.	$250,000	*	9,779	9,779	--
Polaris Vega Fund L.P.	$50,000	*	1,955	1,955	--
Ritchie Convertible Arbitrage
Trading	$550,000	*	21,514	21,514	--
Royal Bank of Canada
(Norshield)	$425,000	*	16,625	16,625	--
St. Thomas Trading, Ltd.	$7,969,000	6.93%	311,730	311,730	--
Sage Capital Management
LLC	$200,000	*	7,823	7,823	--
Silver Convertible Arbitrage
Fund, LDC	$210,000	*	8,214	8,214	--
Singlehedge US Convertible
Arbitrage Fund	$1,040,000	*	40,682	40,682	--
Sphinx Convertible Arb Fund
SPC	$93,000	*	3,637	3,637	--
SSI Blended Market Neutral
L.P	$84,000	*	3,285	3,285	--
SSI Hedged Convertible Market
Neutral L.P.	$137,000	*	5,359	5,359	--
Sturgeon Limited	$750,000	*	29,338	29,338	--
Sunrise Partners Limited
Partnership	$50,000	*	1,955	1,955	--
Teachers Insurance and
Annuity Association of
America	$3,700,000	3.22%	114,736	114,736	--
Univest Convertible Arbitrage
Fund II LTD (Norshield)	$125,000	*	4,889	4,889	--
Viacom Inc. Pension Plan
Master Trust	$4,000	*	156	156	--
Wachovia Capital Markets
LLC	$2,000,000	1.74%	78,235	78,235	--
Whitebox Diversified
Convertible Arbitrage
Partners LP	$1,500,000	1.30%	58,676	58,676	--
Xavex Convertible Arbitrage 2
Fund	$130,000	*	5,085	5,085	--
Xavex Convertible Arbitrage
10 Fund	$220,000	*	8,605	8,605	--
Zurich Institutional
Benchmarks Master Fund
Ltd. c/o SSI Investment
Mgt	$228,000	*	8,918	8,918	--
Any other holder of notes or
future transferees, pledges,
donees of or from any such
holder(2)(3)	$30,174,000	*	1,180,343	1,180,343	--

*	Denotes less than one percent (1%).

(1)	Assumes conversion of all of the holder’s notes at the initial conversion rate of 39.1179 shares per note. The initial conversion rate is subject to adjustment as described under “Description of Notes – Conversion Rate Adjustments.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Information concerning other selling securityholders, if any, will be set forth in supplements to this prospectus from time to time, if required.

(3)	Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes.

(4)	Assumes the selling securityholders sell the maximum number of shares issued upon conversion of the notes.

        We prepared this table based on the information supplied to us by the selling securityholders named in the table. The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information is presented in the above table. Information about the selling securityholders may change over time. Any changed information may be set forth in amendments and/or prospectus supplements to the registration statement of which this prospectus is a part.

        Because the selling securityholders may offer all or some of their notes or the common stock from time to time we cannot estimate the amount or percentage of the notes or the common stock that will be held by the selling securityholders upon the termination of any particular offering. See “Plan of Distribution.”

        To our knowledge, none of the named selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office with, been employed by or otherwise had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

PLAN OF DISTRIBUTION

        We will not receive any of the proceeds of the sale of the notes and the common stock issuable upon conversion of notes under this prospectus. The aggregate proceeds to the selling securityholders from the sale of the notes or common stock will be the purchase price of the notes or common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchase of notes or common stock to be made directly or through agents.

        The notes and the common stock issuable upon the conversion of notes may be sold from time to time to purchasers:

•	directly by the selling securityholders and their successors, which includes their transferees, pledges or donees or their successors; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the common stock.

These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

        The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes or the common stock issuable upon conversion of notes may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. As a result, any profits on the sale of the notes or the common stock by selling securityholders who are deemed to be underwriters and any discounts, commissions or concessions received by any such broker-dealers or agents who are deemed to be underwriters will be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act and to certain statutory liabilities, including, but not limited to, those relating to Sections 11, 12 and 17 of the Securities Act and Rule l0b-5 under the Exchange Act. To our knowledge, none of the selling securityholders who are broker-dealers or affiliates of broker-dealers, other than the initial purchasers, purchased the notes outside of the ordinary course of business or, at the time of the purchase of the notes, had any agreements or understandings, directly or indirectly, with any person to distribute the notes.

        If the notes and the common stock issuable upon conversion of the notes are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

        The notes and the common stock issuable upon conversion of notes may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

        These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and common stock may be listed or quoted at the time of the sale, including the American Stock Exchange in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether such options are listed on an options exchange or otherwise through the settlement of short sales.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with the sale of the notes and the common stock issuable upon conversion of the notes, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock issuable upon conversion of the notes in the course of hedging the positions they assume. The selling securityholders may also sell the notes or the common stock issuable upon conversion of the notes short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock issuable upon conversion of the notes to broker-dealers that in turn may sell these securities.

        With respect to a particular offering of the securities, to the extent required, an accompanying prospectus or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, will set forth the names of the selling securityholders, the aggregate amount and type of securities being offered and, if required, the terms of the offering, including:

•	the name or names of any underwriters, broker-dealers or agents;

•	any discounts, commissions and other terms constituting compensation from the selling securityholders; and

•	any discounts, commission or concessions allowed or reallowed to be paid to broker-dealers.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the notes and the common stock by the selling securityholders.

        Our common stock trades on the American Stock Exchange under the symbol “RBC.” We do not intend to apply for listing of the notes on any securities exchange or automated quotation system. Accordingly, no assurances can be given as to the development of liquidity or any trading market for the notes. See “Risk Factors – Risks Related to the Notes.”

        We cannot assure you that any selling securityholder will sell any or all of the notes or the common stock issuable upon the conversion of notes with this prospectus. Further, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the common stock by other means not described in this prospectus. In addition, any notes or common stock covered by this prospectus that qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The notes and the common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock may not be sold unless they have been registered or qualified for sale or the sale is entitled to an exemption from registration.

        The selling securityholders and any other person participating in the sale of notes or the common stock issuable upon the conversion of notes will be subject to the Exchange Act and the rules and the regulations thereunder. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the common stock to engage in market-making activities with respect to the particular notes and the common stock being distributed for a period of up to five business days before the commencement of such distribution. This may affect the marketability of the notes and the common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the common stock.

        Under the registration rights agreement filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

        We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale to the public of the notes and common stock issuable upon conversion of notes other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We estimate that the expenses for which we will be responsible in connection with this offering will be approximately $97,500.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed at the SEC’s public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov.

        Our common stock is listed on the American Stock Exchange under the symbol “RBC.” Our reports, proxy statements and other information may also be reviewed at the offices of the American Stock Exchange, 86 Trinity Place, New York, NY 10006, 212-306-1000.

        This prospectus incorporates by reference important business and financial information that we file with the SEC and that we are not including in or delivering with this prospectus. Incorporated documents are considered part of this prospectus, and we can disclose the important information to you by referring you to those documents.

        We incorporate by reference the documents listed below, to the extent they have been filed with the SEC:

•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2003;

•	our Quarterly Report on Form 10-Q for our fiscal quarters ended March 30, 2004 and June 29, 2004;

•	our Current Reports on Form 8-K dated March 29, 2004, March 31, 2004, August 12, 2004, August 31, 2004, September 3, 2004, and September 27, 2004;

•	the description of our common stock contained in our Registration Statement on Form 8-B, dated June 10, 1994, and filed with the SEC on June 16, 1994, including any amendment or report filed for the purpose of updating such description; and

•	the description of our common share purchase rights contained in our Registration Statement on Form 8-A, dated January 28, 2000, including any amendment or report filed for the purpose of updating such description.

        We also incorporate by reference all documents to the extent they have been filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the selling securityholders have sold all the notes or common stock issuable upon conversion of the notes or until this registration statement is otherwise terminated. Information in this prospectus supersedes related information in the documents listed above, and information in subsequently filed documents supersedes related information on both this prospectus and the incorporated documents.

        We will promptly provide, without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. Requests should be directed to:

Corporate Secretary
REGAL-BELOIT Corporation
200 State Street
Beloit, WI 53511
(608) 364-8800

LEGAL MATTERS

        Certain legal matters relating to the notes will be passed upon for REGAL-BELOIT by Foley & Lardner LLP.

EXPERTS

        The consolidated financial statements and the related financial statement schedule of REGAL-BELOIT Corporation as of December 31, 2003 and 2002 and for the years then ended incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports express an unqualified opinion and include explanatory paragraphs relating to (1) our adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002, and (2) the application of procedures relating to certain disclosures of financial statement amounts related to the 2001 financial statements that were audited by other auditors who have ceased operations and for which they have expressed no opinion or other form of assurance other than with respect to such disclosures), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of REGAL-BELOIT Corporation as of and for the year ended December 31, 2001, incorporated by reference in this prospectus, were audited by Arthur Andersen LLP. Arthur Andersen LLP has since ceased operations. As a result, Arthur Andersen LLP is no longer in a position to reissue its audit reports or to provide consent to include financial statements reported on by it in this prospectus. Because Arthur Andersen LLP has not reissued its reports and because we are not able to obtain a consent from Arthur Andersen LLP, you will be unable to recover against Arthur Andersen LLP for material misstatements or omissions, if any, in this prospectus, including the financial statements covered by its previously issued reports. Even if you have a basis for asserting a claim against, or seeking recovery from, Arthur Andersen LLP, we believe that it is unlikely that you would be able to recover damages from Arthur Andersen LLP.

$115,000,000

REGAL-BELOIT CORPORATION

2.75% Convertible Senior Subordinated
Notes due 2024

PROSPECTUS

October 1, 2004